UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*
Regency Energy Partners LP

(Name of Issuer)
Common Units

(Title of Class of Securities)
75885Y 10 7

(CUSIP Number)
Regency LP Acquirer, L.P.
c/o GE Energy Financial Services
General Electric Capital Corporation
General Electric Company
800 Long Ridge Road
Stamford, Connecticut 06927
Telephone: (203) 961-5963
Attn: General Counsel
Attn: Portfolio Manager

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
May 10, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	75885Y 10 7

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) Regency LP Acquirer, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

NA

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,679,577

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

24,679,577

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,679,577

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.48%

14	TYPE OF REPORTING PERSON

PN (Limited Partnership)

2

CUSIP No.	75885Y 10 7

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) General Electric Capital Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

NA

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,679,577

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

24,679,577

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,679,577

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.48%

14	TYPE OF REPORTING PERSON

CO

3

CUSIP No.	75885Y 10 7

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) General Electric Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

NA

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,679,577

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

24,679,577

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,679,577

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.48%

14	TYPE OF REPORTING PERSON

CO

4

Item 4. Purpose of Transaction
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 7. Material to be filed as Exhibits
SIGNATURES

     This Amendment No. 6 to Schedule 13D (this “Amendment”) amends the Schedule 13D initially filed on June 28, 2007, the Amendment No. 1 to Schedule 13D filed on December 14, 2007, the Amendment No. 2 to Schedule 13D filed on January 10, 2008, the Amendment No. 3 to Schedule 13D filed on April 21, 2008, the Amendment No. 4 to Schedule 13D filed on March 11, 2009 and the Amendment No. 5 to Schedule 13D filed on September 4, 2009 (collectively, the “Schedule 13D”).
     General Electric Company, a New York corporation (“GE”), General Electric Capital Corporation, a Delaware corporation (“GECC”) and Regency LP Acquirer, L.P., a Delaware limited partnership (“LP Holdings”, and together with GE and GECC, the “Reporting Persons”) are filing this Amendment to disclose that Regency GP Acquirer LP, a Delaware limited partnership (“GP Holdings”), Energy Transfer Equity, L.P. a Delaware limited partnership (“ETE”) and ETE GP Acquirer LLC, a Delaware limited liability company (“ETE GP Buyer”) have entered into an agreement for the sale by GP Holdings of (i) 100% of the membership interests in Regency GP LLC, a Delaware limited liability company (“RGPLLC”); and (ii) 99.999% of the limited partner interest in Regency GP LP, a Delaware limited partnership (“RGPLP”), to ETE GP Buyer, in exchange for approximately $300 million in convertible preferred units of ETE (the “GP Transfer”), with the rights and preferences set forth in Amendment No. 3 to the Third Amended and Restated Agreement of Limited Partnership of ETE. GP Holdings is an indirect subsidiary of GECC although current and former management of Regency Energy Partners LP, a Delaware limited partnership (the “Issuer”) own a minority of its equity. RGPLP is the General Partner of Issuer.
     The closing of the GP Transfer is subject to amendments to the credit agreements of both Issuer and ETE as well as customary closing conditions. Also, expected to close immediately after the GP Transfer is the Contribution Agreement, dated May 10, 2010 (the “Contribution Agreement”), among Issuer, Regency Midcontinent Express LLC, a wholly owned subsidiary of Issuer (“Regency Midcon”), and ETE, pursuant to which Regency Midcon will acquire from ETE membership interests in Midcontinent Express Pipeline LLC in exchange for Common Units. On May 11, 2010, Issuer filed a Current Report on Form 8-K to describe the transactions contemplated by the Contribution Agreement, which is also filed as an exhibit thereto.
     The Reporting Persons are also filing this Amendment to disclose the sale on April 30, 2010 by EFS Haynesville LLC, a Delaware limited liability company and an indirect, wholly owned subsidiary of GECC (“EFS Partner”), of 76,989 units representing general partner interests in RIGS Haynesville Partnership Co., a Delaware general partnership (the “Haynesville General Partnership”), to Regency Haynesville Intrastate Gas LLC, a Delaware limited liability company (“RHIG”), an indirect, wholly owned subsidiary of Issuer, in exchange for $92,086,857 in cash.
     EFS Partner will continue to own 151 units representing general partner interests in the Haynesville General Partnership, which represents 0.0137% of the Haynesville General Partnership interests. EFS Partner has agreed to vote the general partner interests as directed by RHIG.

5

     Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used and not otherwise defined have the meaning given to them in the Schedule 13D.
     The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Amendment as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.
Item 4. Purpose of Transaction.
     Item 4 is hereby amended by adding the following:
     The following describes plans or proposals, including those relating to the contemplated GP Transfer, that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:
     (a) Although the consummation of the GP Transfer will result in a change of control of Issuer, the 24,679,577 Common Units are not part of the transaction and upon closing, the Reporting Persons will continue to be the beneficial owners of such Common Units. LP Holdings and Issuer intend to enter into a registration rights agreement at the closing of the GP Transfer pursuant to which LP Holdings will have the right to cause Issuer to prepare and file a registration statement to permit the resale of Common Units held by LP Holdings from time to time as permitted by Rule 415 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). If the closing of the GP Transfer occurs and LP Holdings either exercises its right to have a registration statement filed or does so pursuant to an exemption from registration, it may, from time to time, dispose of a portion or all of its Common Units based on market and general economic conditions, the business affairs and financial condition of Issuer, the market price of the Common Units and other factors deemed relevant by LP Holdings.
     (b) None.
     (c) None.
     (d) Upon the closing of the GP Transfer, the owners of RGPLP will have the right to designate the board of directors of RGPLLC (the “RGPLLC Board”); provided however, at the closing of the GP Transfer, LP Holdings, RGPLP, RGPLLC and ETE intend to enter into an Investor Rights Agreement pursuant to which LP Holdings would be granted the contractual right, but not the obligation, to either (i) designate up to two directors to the RGPLLC Board or (ii) designate up to two persons to attend all meetings of the RPGLLC Board, solely in the capacity of a non-voting observer. These rights would terminate if specific ownership thresholds are not maintained by LP Holdings.
     (e) None.

6

     (f) None.
     (g) None.
     (h) None.
     (i) None.
     (j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Amendment, any plans or proposals that relate to or result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Item 6 is hereby amended to add the following to the end thereof:
     On May 10, 2010, GP Holdings, ETE and ETE GP Buyer entered into an agreement for the sale by GP Holdings of (i) 100% of the membership interests in RGPLLC; and (ii) 99.999% of the limited partner interest in RGPLP, to ETE GP Buyer, in exchange for approximately $300 million in convertible preferred units of ETE, with the rights and preferences set forth in Amendment No. 3 to Third Amended and Restated Agreement of Limited Partnership of ETE.
     Upon the closing of the GP Transfer, LP Holdings and Issuer expect to enter into a registration rights agreement pursuant to which LP Holdings will have the right to cause Issuer to prepare and file a registration statement to permit the resale of any Common Units held by LP Holdings from time to time as permitted by Rule 415 promulgated under the Securities Act. If the closing of the GP Transfer occurs and LP Holdings either exercises its right to have a registration statement filed or does so pursuant to an exemption from registration, it may, from time to time, dispose of a portion or all of its Common Units based on market and general economic conditions, the business affairs and financial condition of Issuer, the market price of the Common Units and other factors deemed relevant by LP Holdings.
     On April 30, 2010, EFS Partner, sold 76,989 units representing general partner interests in the Haynesville General Partnership, to Issuer in exchange for $92,086,857 in cash and the entering into of an agreement pursuant to which EFS Partner has agreed to vote the units representing general partner interests as directed by RHIG.
Item 7. Material to be filed as Exhibits.
Exhibit A — Joint Filing Agreement*
Exhibit B — General Partner Purchase Agreement, dated as of May 10, 2010, by and among Regency GP Acquirer, L.P., Energy Transfer Equity, L.P. and ETE GP Acquirer LLC*

*	Filed Herewith

7

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 13, 2010

Regency LP Acquirer, L.P.

By:	EFS Regency GP Holdco II, LLC

	Its:	General Partner

By:	Aircraft Services Corporation

its Managing Member

	By:	/s/ Tyson R. Yates

Name: Tyson R. Yates

Title: Vice President

General Electric Capital Corporation

	By:	/s/ J. Alex Urquhart

Name: J. Alex Urquhart

Title: Authorized Signatory

General Electric Company

	By:	/s/ J. Alex Urquhart

Name: J. Alex Urquhart

Title: Vice President, General Electric Company

Execution Version
EXHIBIT A
AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D
     The undersigned hereby agree as follows:
(i)	Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)	Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.
Date: May 13, 2010
[Signature Pages Follow]

Regency LP Acquirer, L.P.

By:	EFS Regency GP Holdco II, LLC

Its: General Partner

By:	Aircraft Services Corporation

its Managing Member

	By:	/s/ Tyson R. Yates Name: Tyson R. Yates
Title: Vice President

General Electric Capital Corporation

	By:	/s/ J. Alex Urquhart Name: J. Alex Urquhart
Title: Authorized Signatory

General Electric Company

	By:	/s/ J. Alex Urquhart Name: J. Alex Urquhart
Title: Vice President, General Electric Company

EXHIBIT B
GENERAL PARTNER PURCHASE AGREEMENT
BY AND AMONG
REGENCY GP ACQUIRER, L.P.
AND
ENERGY TRANSFER EQUITY, L.P.
AND
ETE GP ACQUIRER LLC
May 10, 2010

i

Exhibits
Exhibit A—Definitions
Schedules

Schedule 2.3(a)(iv)	—	Required Consents (Seller Parties)
Schedule 2.3(a)(v)	—	Amendments to Regency Credit Agreement
Schedule 2.3(b)(v)	—	Required Consents (Buyer Parties)
Schedule 3.3	—	Non-Contravention (Seller Parties)
Schedule 3.4	—	Governmental Approvals
Schedule 3.5(a)	—	Capitalization
Schedule 3.11	—	Absence of Certain Changes
Schedule 3.12	—	Environmental Matters
Schedule 3.13	—	Material Contracts
Schedule 3.14	—	Legal Proceedings
Schedule 3.17	—	Employee Matters
Schedule 3.19	—	Regulatory Status
Schedule 4.3	—	Non-Contravention (Buyer Parties)
Schedule 4.4	—	Governmental Approvals
Schedule 4.5	—	Employee Benefit Plan
Schedule 4.10	—	Absence of Certain Changes
Schedule 4.11	—	Environmental Matters
Schedule 4.12	—	Legal Proceedings
Schedule 4.15(b)	—	Employee Matters
Schedule 5.1	—	Conduct of Regency Entities’ Business
Schedule 5.11	—	No Hire
Schedule 5.14	—	Continuing D&O Insurance Policies
Schedule 6.1(a)	—	Approvals
Schedule 6.1(c)	—	Required Consents
Schedule 6.2(d)	—	Amendment to Regency Credit Agreement
Schedule 6.2(e)	—	Amendment to ETE Credit Agreement
Annexes

Annex A	—	Form of Amendment No. 3 to the ETE Partnership Agreement
Annex B	—	Form of Assignment of Interests
Annex C	—	Form of Opinion of Vinson & Elkins L.L.P.
Annex D	—	Form of Registration Rights Agreement
Annex E	—	Government Policies

GENERAL PARTNER PURCHASE AGREEMENT
     This GENERAL PARTNER PURCHASE AGREEMENT (this “Agreement”), dated as of May 10, 2010 (the “Execution Date”), is made and entered into by and among Regency GP Acquirer LP, a Delaware limited partnership (“Seller”), Energy Transfer Equity, L.P. a Delaware limited partnership (“ETE”) and ETE GP Acquirer LLC, a Delaware limited liability company (“Buyer”).
     ETE and Buyer are sometimes referred to individually in this Agreement as a “Buyer Party” and are sometimes collectively referred to in this Agreement as the “Buyer Parties.”
     Each of the parties to this Agreement is sometimes referred to individually in this Agreement as a “Party” and all of the parties to this Agreement are sometimes collectively referred to in this Agreement as the “Parties.”
R E C I T A L S
     WHEREAS, Seller owns the following interests (collectively, the “Acquired GP Interests”): (i) 100% of the membership interests in Regency GP LLC, a Delaware limited liability company (“RGPLLC”); and (ii) the 99.999% limited partner interest in Regency GP LP, a Delaware limited partnership (“RGPLP”);
     WHEREAS, RGPLLC owns a 0.001% general partner interest in RGPLP;
     WHEREAS, RGPLP owns a 2.0% general partner interest in Regency Energy Partners, L.P., a Delaware limited partnership (“Regency”), and is the sole general partner of Regency;
     WHEREAS, pursuant to that certain Redemption and Exchange Agreement dated as of the date hereof (the “ETP Redemption Agreement”), by and between ETE and Energy Transfer Partners, L.P., a Delaware limited partnership (“ETP”), subject to the terms and conditions contained therein, ETP has agreed to redeem (the “Redemption and Exchange”) certain limited partner interests of ETP held by ETE in exchange for (a) all of the outstanding membership interests in ETC Midcontinent Express Pipeline III, L.L.C., a Delaware limited liability company (“ETC III”) and (b) an option to acquire all of the outstanding membership interests in ETC Midcontinent Express Pipeline II, L.L.C., a Delaware limited liability company (“ETC II”);
     WHEREAS, at the Closing, ETE, ETP and Regency intend to enter into a Master Services Agreement in substantially the form attached hereto as Exhibit H to the Contribution Agreement (as defined below) (the “Master Services Agreement”);
     WHEREAS, pursuant to that certain Contribution Agreement dated as of the date hereof (the “MEP Contribution Agreement”), by and among ETE, Regency and Regency Midcontinent Express LLC, subject to the terms and conditions contained therein, ETE has agreed, in exchange for limited partner interests in Regency, to (a) contribute ETC III to Regency and (b) assign Regency an option to acquire ETC II (the “MEP Contribution”); and
     WHEREAS, Seller desires to sell to the Buyer Parties, and the Buyer Parties desire to purchase from Seller, the Acquired GP Interests, and in exchange ETE desires to issue and sell to Seller 3,000,000 convertible preferred units of ETE (the “Convertible Preferred Units”), having the terms set forth in Amendment No. 3 to the Third Amended and Restated Agreement of Limited Partnership of Energy Transfer Equity, L.P. (the “Third Amendment”) a form of which is attached hereto as Annex A, all on the terms and subject to the conditions set forth herein.

ARTICLE I
DEFINITIONS AND INTERPRETATIONS
          1.1 Definitions. Capitalized terms used in this Agreement but not defined in the body of this Agreement shall have the meanings ascribed to them in Exhibit A. Capitalized terms defined in the body of this Agreement are listed in Exhibit A with reference to the location of the definitions of such terms in the body of this Agreement.
          1.2 Interpretations. In this Agreement, unless a clear contrary intention appears: (a) the singular includes the plural and vice versa; (b) reference to a Person includes such Person’s successors and assigns but, in the case of a Party, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) reference to any gender includes each other gender; (d) references to any Exhibit, Schedule, Section, Article, Annex, subsection and other subdivision refer to the corresponding Exhibits, Schedules, Sections, Articles, Annexes, subsections and other subdivisions of this Agreement unless expressly provided otherwise; (e) references in any Section or Article or definition to any clause means such clause of such Section, Article or definition; (f) “hereunder,” “hereof,” “hereto” and words of similar import are references to this Agreement as a whole and not to any particular provision of this Agreement; (g) the word “or” is not exclusive, and the word “including” (in its various forms) means “including without limitation”; (h) each accounting term not otherwise defined in this Agreement has the meaning commonly applied to it in accordance with GAAP; (i) references to “days” are to calendar days; and (j) all references to money refer to the lawful currency of the United States. The Table of Contents and the Article and Section titles and headings in this Agreement are inserted for convenience of reference only and are not intended to be a part of, or to affect the meaning or interpretation of, this Agreement.
ARTICLE II
ACQUISITION OF THE ACQUIRED GP INTERESTS; CLOSING
          2.1 Acquisition of the Acquired GP Interests. Upon the terms and subject to the satisfaction or due waiver of the conditions contained in this Agreement, Seller shall sell, transfer and deliver to Buyer, and Buyer shall purchase from Seller the Acquired GP Interests. In exchange for the Acquired GP Interests, at the Closing, ETE shall issue and deliver to Seller the Convertible Preferred Units.
          2.2 Time and Place of Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place at the offices of Vinson & Elkins L.L.P., 1001 Fannin Street, Suite 2500, Houston, Texas 77002 on the second Business Day after all of the conditions set forth in Article VI (other than those conditions which by their terms are only capable of being satisfied at the Closing, but subject to the satisfaction or due waiver of those conditions) have been satisfied or waived by the Party or Parties entitled to waive such conditions, unless another time, date and place are agreed to in writing by the Parties. The date of the Closing is referred to in this Agreement as the “Closing Date.” The Closing will be deemed effective as of 12:01 a.m., Houston, Texas time, on the Closing Date.

          2.3 Deliveries and Actions at Closing.
          (a) At the Closing, Seller shall deliver, or shall cause to be delivered, the following to the Buyer Parties:
     (i) Assignment of Interests. A counterpart of an assignment (the “Assignment of Interests”), a form of which is attached hereto as Annex B, evidencing the contribution, assignment, transfer and delivery to Buyer of the Acquired GP Interests, duly executed by Seller;
     (ii) FIRPTA Certificate. A certificate of Seller in the form specified in Treasury Regulation Section 1.1445-2(b)(2)(iv) that Seller is not a “foreign person” within the meaning of Section 1445 of the Code, duly executed by Seller;
     (iii) Closing Certificate. The certificate contemplated by Section 6.2(c);
     (iv) Required Consents. The consents, approvals and waivers set forth on Schedule 2.3(a)(iv);
     (v) Amendment to Regency Credit Agreement. A duly executed amended Regency Credit Agreement, which address the matters set forth on Schedule 2.3(a)(v); and
     (vi) Registration Rights Agreement. A counterpart of a registration rights agreement, a form of which attached hereto as Annex D (the “Registration Rights Agreement”) duly executed by Seller.
          (b) At the Closing, the Buyer Parties shall deliver, or shall cause to be delivered, the following to Seller:
     (i) Preferred Unit Certificate. Original unit certificates representing the Convertible Preferred Units;
     (ii) Assignment of Interests. A counterpart of the Assignment of Interests duly executed by Buyer;
     (iii) Third Amendment. A copy of the Third Amendment duly executed by the general partner of ETE, as general partner of ETE and as attorney-in-fact for all limited partners pursuant to the powers of attorney granted pursuant to Section 2.6 of the ETE Partnership Agreement, a form of which is attached hereto as Annex A;
     (iv) Closing Certificate. The certificate contemplated by Section 6.3(c);
     (v) Required Consents. The consents, approvals and waivers set forth on Schedule 2.3(b)(v);
     (vi) MEP Contribution. A duly executed copy of the MEP Contribution Agreement;

     (vii) ETP Redemption Agreement. A duly executed copy of the ETP Redemption Agreement;
     (viii) Legal Opinion. An opinion from Vinson & Elkins L.L.P., counsel to Buyer Parties, dated as of the Closing Date and reasonably satisfactory to Seller, a form of which is attached hereto as Annex C;
     (ix) Registration Rights Agreement. A counterpart of the Registration Rights Agreement, duly executed by ETE; and
     (x) Governance Policies. A copy of the Governance Policies adopted by the general partner of ETE, a form of which is attached hereto as Annex E.
          2.4 Pro Ration of Closing Quarterly Distribution.
          (a) Within three (3) Business Days after Buyer receives its regular quarterly cash distribution in respect of the quarter in which the Closing occurs, Buyer shall pay to Seller an amount in cash equal to the Pro Rata Distribution Amount. The “Pro Rata Distribution Amount” shall equal the product of (a) $1,574,073.87 multiplied by (b) a fraction, the numerator of which is the number of days in the quarter preceding the date of the Closing Date, plus the Closing Date, and the denominator of which is the number of days in such quarter.
          (b) In the event that the Closing Date occurs on or before the record date relating to the distribution for the quarter immediately prior to the quarter in which the Closing Date occurs (the “Preceding Quarter”), in addition to any amounts to be paid by Buyer to Seller pursuant to Section 2.4(a), Buyer shall pay to Seller 100% of the applicable cash distribution for the Regency GP LP Interest for the Preceding Quarter. The payment shall be made no later than three (3) Business Days following the receipt by Buyer of such distribution from Regency.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER
     Seller hereby represents and warrants to the Buyer Parties as follows:
          3.1 Organization; Qualification. Seller and each Regency Entity are entities duly formed, validly existing and in good standing under the laws of the State of Delaware and have all requisite corporate, limited partnership or limited liability company power and authority to own, lease and operate their properties and to carry on their business as it is now being conducted, and are duly qualified, registered or licensed to do business as a foreign entity and are in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so duly qualified, registered or licensed and in good standing would not reasonably be expected to have a Regency Material Adverse Effect or to prevent or materially delay the consummation of the transactions contemplated by this Agreement or to materially impair Seller’s ability to perform its obligations under this Agreement. Seller has made available to the Buyer Parties true and complete copies of the Organizational Documents of each Regency Entity, as in effect on the Execution Date.

          3.2 Authority; Enforceability.
          (a) Seller has the requisite corporate, partnership or limited liability company power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery by Seller of this Agreement and the consummation by Seller of the transactions contemplated by this Agreement have been duly and validly authorized by Seller, and no other corporate, partnership or limited liability company proceedings on the part of Seller is necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement.
          (b) This Agreement has been duly executed and delivered by Seller, and, assuming the due authorization, execution and delivery by the Buyer Parties, this Agreement constitutes the valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to legal principles of general applicability governing the availability of equitable remedies, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether such enforceability is considered in a proceeding in equity or at law) (collectively, “Creditors’ Rights”).
          3.3 Non-Contravention. Except as set forth on Schedule 3.3 of the Seller Disclosure Schedule, the execution, delivery and performance of this Agreement and the consummation by Seller of the transactions contemplated by this Agreement does not and will not: (a) result in any breach of any provision of the Organizational Documents of Seller or any Regency Entity; (b) constitute a default (or an event that with notice or passage of time or both would give rise to a default) under, or give rise to any right of termination, cancellation, amendment or acceleration (with or without the giving of notice, or the passage of time or both) under any of the terms, conditions or provisions of any Contract to which Seller or any Regency Entity is a party or by which any property or asset of Seller or any Regency Entity is bound or affected; or (c) assuming compliance with the matters referred to in Section 3.4, violate any Law to which Seller or any Regency Entity is subject or by which any of Seller’s or any Regency Entity’s properties or assets is bound; or (d) constitute (with or without the giving of notice or the passage of time or both) an event which would result in the creation of any Lien (other than Permitted Liens) on any asset of any Regency Entity, except, in the cases of clauses (b), (c) and (d) for such defaults or rights of termination, cancellation, amendment, acceleration, violations or Liens, as would not reasonably be expected to have a Regency Material Adverse Effect or to prevent or materially delay the consummation of the transactions contemplated by this Agreement or to materially impair Seller’s ability to perform their obligations under this Agreement.
          3.4 Governmental Approvals. Except as set forth on Schedule 3.4 of the Seller Disclosure Schedule, no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Governmental Authority is necessary for the consummation by Seller of the transactions contemplated by this Agreement, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not obtained or made, would not reasonably be expected to have a Regency Material Adverse Effect or to prevent or materially delay the consummation of the transactions contemplated by this Agreement or to materially impair Seller’s ability to perform their obligations under this Agreement.

          3.5 Capitalization.
          (a) Schedule 3.5(a) of the Seller Disclosure Schedule sets forth a correct and complete description of the following: (i) all of the issued and outstanding equity interests in each of the Regency GP Entities; and (ii) the record owners of each of the outstanding equity interests in each of the Regency GP Entities. Except as set forth on Schedule 3.5(a) of the Seller Disclosure Schedule, there are no other outstanding equity interests of any Regency GP Entity. All of the issued and outstanding equity interests in each of the Regency GP Entities have been duly authorized, validly issued and fully paid and are nonassessable (except as such nonassessability may be affected by Sections 17-303 and 17-607 of the Delaware LP Act or Section 18-607 of the Delaware LLC Act) and have not been issued in violation of any preemptive rights, rights of first refusal or other similar rights of any Person. All of the issued and outstanding equity interests in each of the Regency GP Entities are owned by the Persons set forth on Schedule 3.5(a) of the Seller Disclosure Schedule named as owning such interests free and clear of all Liens other than (A) transfer restrictions imposed by federal and state securities laws and (B) any transfer restrictions contained in the Organizational Documents of the Regency GP Entities.
          (b) At the Closing, (i) the Acquired GP Interests will constitute 100% of the issued and outstanding membership interests in RGPLLC and a 99.999% limited partner interest in RGPLP and (ii) RGPLLC will own a 0.001% general partner interest in, and serve as the sole general partner of, RGPLP.
          (c) There are no preemptive rights or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, subscription agreements, commitments or rights of any kind that obligate any of the Regency GP Entities to issue or sell any equity interests or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity interests in any of the Regency GP Entities, and no securities or obligations evidencing such rights are authorized, issued or outstanding.
          (d) No Regency GP Entity has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the holders of equity interests in any Regency GP Entity on any matter.
          (e) RGPLP is the sole general partner of Regency with a 2.0% general partner interest in Regency (the “Regency GP Interest”) and owns 100% of the Regency Incentive Distribution Rights (collectively with the Regency GP Interest, the “Regency GP LP Interests”). The Regency GP LP Interests are owned by RGPLP free and clear of all Liens, other than (i) transfer restrictions imposed by federal and state securities laws and (ii) any transfer restrictions contained in the Regency Partnership Agreement.
          (f) Except as set forth in Schedule 3.5(a) of the Seller Disclosure Schedule or Section 3.5(e), no Regency GP Entity owns any equity interest in any other Person.

          (g) As of the Execution Date: (i) 93,191,602 Regency Common Units were issued and outstanding, (ii) 4,371,586 Series A Cumulative Convertible Preferred Units of Regency (“Regency Series A Units”), which Regency Series A Units are convertible into Regency Common Units at an initial conversion price of $18.30 per unit, subject to adjustment, were issued and outstanding and (iii) 1,155,129 Regency Common Units were available for issuance under Regency’s employee benefit plans, of which 297,651 Regency Common Units were subject to issuance upon exercise of outstanding Regency options, 267,135 Regency Common Units were subject to issuance upon the vesting of outstanding phantom units and 355,609 Regency Common Units were subject to issuance upon the vesting of outstanding un-vested restricted units.
          (h) All of the limited partner interests in Regency are duly authorized and validly issued in accordance with the Organizational Documents of Regency, and are fully paid (to the extent required under the Organizational Documents of Regency) and nonassessable (except as nonassessability may be affected by Sections 17-303 and 17-607 of the Delaware LP Act) and were not issued in violation of any preemptive rights, rights of first refusal or other similar rights of any Person.
          (i) Except as set forth in the Organizational Documents of Regency and except as otherwise provided in Section 3.5(g), there are no preemptive rights or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, subscription agreements, commitments or rights of any kind that obligate any of the Regency Entities to issue or sell any equity interests of Regency or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity interests in Regency, and no securities or obligations evidencing such rights are authorized, issued or outstanding.
          (j) Except for the Regency Series A Units, none of the Regency Entities has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the holders of equity interests in Regency on any matter.
          3.6 Ownership of Acquired GP Interests.
          (a) Upon the consummation of the transactions contemplated by this Agreement, Seller will assign, convey, transfer and deliver to Buyer good and valid title to the Acquired GP Interests free and clear of all Liens other than (i) any transfer restrictions imposed by federal and state securities laws, (ii) any transfer restrictions contained in the Organizational Documents of Regency GP Acquirer and (iii) any Liens on the Acquired GP Interests as a result of actions by the Buyer Parties.
          (b) Seller is not a party to any agreements, arrangements or commitments obligating Seller to grant, deliver or sell, or cause to be granted, delivered or sold, the Acquired GP Interests, by sale, lease, license or otherwise, other than this Agreement.
          (c) There are no voting trusts, proxies or other agreements or understandings to which Seller is bound with respect to the voting of the Acquired GP Interests.

          3.7 Compliance with Law. Except as to specific matters disclosed in the Regency SEC Documents filed or furnished on or after January 1, 2010 and prior to the date hereof (excluding any disclosures included in any “risk factor” section of such Regency SEC Documents or any other disclosures in such Regency SEC Documents to the extent they are predictive or forward looking and general in nature), and except for Environmental Laws, Laws requiring the obtaining or maintenance of a Permit, Tax matters, Laws relating to employee benefits, employment and labor matters, and Laws relating to regulatory and compliance matters, which are the subject of Sections 3.12, 3.15, 3.16, 3.17, and 3.18, respectively, and except as to matters that would not reasonably be expected to have a Regency Material Adverse Effect, (a) each Regency Entity is in compliance with all applicable Laws, (b) none of Seller, or, to the Knowledge of Seller any Regency Entity, has received written notice of any violation of any applicable Law, and (c) to the Knowledge of Seller, none of the Regency Entities is under investigation by any Governmental Authority for potential non-compliance with any Law.
          3.8 Title to Properties and Assets. To the Knowledge of Seller, except as to matters that would not reasonably be expected to have a Regency Material Adverse Effect, each Regency Entity has title to or rights or interests in its real property and personal property, free and clear of all Liens (subject to Permitted Liens), sufficient to allow it to conduct its business as currently being conducted.
          3.9 Rights-of-Way. To the Knowledge of Seller, except as to matters that would not reasonably be expected to have a Regency Material Adverse Effect, (a) each Regency Entity has such Rights-of-Way from each Person as are necessary to use, own and operate each Regency Entity’s assets in the manner such assets are currently used, owned and operated by each Regency Entity, (b) each Regency Entity has fulfilled and performed all of its obligations with respect to such Rights-of-Way and (c) no event has occurred that allows, or after the giving of notice or the passage of time, or both, would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way.
          3.10 Regency SEC Reports; Financial Statements; Operating Surplus.
          (a) Regency has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by Regency with the Securities and Exchange Commission (“SEC”) since January 1, 2009 (such documents being collectively referred to as the “Regency SEC Documents”).
          (b) Each Regency SEC Document (i) at the time filed, complied in all material respects with the requirements of the Exchange Act and the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Regency SEC Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the Execution Date, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

          (c) Each of the financial statements of Regency or RGPLP included in the Regency SEC Documents (“Regency Financial Statements”) complied at the time it was filed as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP, applied on a consistent basis throughout the periods presented thereby and fairly present in all material respects the consolidated financial position and operating results, equity and cash flows of Regency as of, and for the periods ended on, the respective dates thereof, subject, however, in the case of unaudited financial statements, to normal year-end audit adjustments and accruals and the absence of notes and other textual disclosures as permitted by Form 10-Q of the SEC.
          (d) To the Knowledge of Seller, none of the Regency Entities has any liability, whether accrued, contingent, absolute or otherwise, except for (i) liabilities set forth on the consolidated balance sheet of Regency dated as of March 31, 2010 or the notes thereto, (ii) liabilities that have arisen since March 31, 2010 in the ordinary course of business, and (iii) liabilities which would not reasonably be expected to have a Regency Material Adverse Effect.
          (e) The Regency GP Entities do not have assets or liabilities other than in connection with their direct or indirect ownership of the 2.0% general partner interest in Regency and the Regency Incentive Distribution Rights.
          (f) Seller does not have assets or liabilities other than in connection with its ownership of the Acquired GP Interests and the relationships of the parties under its partnership agreement with respect thereto.
          (g) All distributions made by Regency since its initial public offering have been made from Operating Surplus (as defined in the Regency Partnership Agreement) and in accordance with the terms of the Regency Partnership Agreement.
          3.11 Absence of Certain Changes. Except as to specific matters disclosed in the Regency SEC Documents filed or furnished on or after January 1, 2010 and prior to the date hereof (excluding any disclosures included in any “risk factor” section of such Regency SEC Documents or any other disclosures in such Regency SEC Documents to the extent they are predictive or forward looking and general in nature), and except as set forth on Schedule 3.11 of the Seller Disclosure Schedule or as expressly contemplated by this Agreement, since December 31, 2009 (a) to the Knowledge of Seller, the business of the Regency Entities has been conducted in the ordinary course and in a manner consistent with past practice; and (b) there has not been (i) any event, occurrence or development which has had, or would be reasonably expected to have, a Regency Material Adverse Effect or (ii) to the Knowledge of Seller, the occurrence of any of the transactions or matters described in Section 5.1(b).
          3.12 Environmental Matters. Except as to specific matters disclosed in the Regency SEC Documents filed or furnished on or after January 1, 2010 and prior to the date hereof (excluding any disclosures included in any “risk factor” section of such Regency SEC Documents or any other disclosures in such Regency SEC Documents to the extent they are predictive or forward looking and general in nature), and except for matters set forth on

Schedule 3.12 of the Seller Disclosure Schedule and except for matters that would not reasonably be expected to have a Regency Material Adverse Effect:
          (a) each of the Regency Entities is in compliance with all applicable Environmental Laws;
          (b) each of the Regency Entities possesses all Permits required under Environmental Laws for its operations as currently conducted and is in compliance with the terms of such Permits, and such Permits are in full force and effect;
          (c) none of the Regency Entities nor any of their properties or operations are subject to any pending or, to the Knowledge of Seller, threatened Proceeding arising under any Environmental Law, nor has any of the Regency Entities received any written and pending notice, order or complaint from any Governmental Authority alleging a violation of or liability arising under any Environmental Law; and
          (d) to the Knowledge of Seller, there has been no Release of Hazardous Substances on, at, under, to, or from any of the properties of the Regency Entities, or from or in connection with the Regency Entities’ operations in a manner that would reasonably be expected to give rise to any liability pursuant to any Environmental Law.
          3.13 Material Contracts.
          (a) Except as set forth on Schedule 3.13 of the Seller Disclosure Schedule or filed with any Regency SEC Document (including incorporation by reference) filed with the SEC on or after January 1, 2010 and prior to the date hereof, as of the Execution Date, to the Knowledge of Seller, none of the Regency Entities is a party to or bound by any Contract that:
     (i) is of a type that would be required to be included as an exhibit to a Registration Statement on Form S-1 pursuant to Items 601(b)(2), (4), (9) or (10) of Regulation S-K of the SEC if such a registration statement was filed by Regency on the Execution Date;
     (ii) includes Seller or any Affiliate of Seller (other than Regency or its Subsidiaries) as a counter party or third party beneficiary;
     (iii) contains any provision or covenant which materially restricts any Regency Entity or any Affiliate thereof from engaging in any lawful business activity or competing with any Person;
     (iv) (A) relates to the creation, incurrence, assumption, or guarantee of any indebtedness for borrowed money by any Regency Entity or (B) creates a capitalized lease obligation (except, in the cases of clauses (A) and (B), any such Contract with an aggregate principal amount not exceeding $10,000,000);
     (v) is in respect of the formation of any partnership or joint venture or otherwise relates to the joint ownership or operation of the assets owned by any of the Regency Entities involving assets or obligations in excess of $75,000,000;

     (vi) includes the acquisition or sale of assets with a book value in excess of $50,000,000 (whether by merger, sale of stock, sale of assets or otherwise);
     (vii) any Contract or commitment that involves a sharing of profits, losses, costs or liabilities by any Regency Entity with any other Person other than gas processing contracts; or
     (viii) otherwise involves the annual payment by or to any of the Regency Entities of more than $10,000,000 and cannot be terminated by the Regency Entities on 90 days or less notice without payment by the Regency Entities of any material penalty.
          (b) Except as set forth on Schedule 3.13 of the Seller Disclosure Schedule, each Contract required to be disclosed pursuant to Section 3.13(a) and each Contract to which any of the Regency Entities is bound as of the Execution Date that relates to (A) the purchase of materials, supplies, goods, services or other assets, (B) the purchase, sale, transporting, treatment, gathering, processing or storing of, or gas compression services rendered in connection with, natural gas, condensate or other liquid or gaseous hydrocarbons or the products therefrom, or the provision of services related thereto or (C) the construction of capital assets, in the cases of clauses (A), (B) and (C) that (i) provides for either (1) annual payments by or to any of the Regency Entities in excess of $10,000,000 or (2) aggregate payments by or to any of the Regency Entities in excess of $10,000,000 (collectively, the “Regency Material Contracts”) has been made available to the Buyer Parties and to the Knowledge of Seller is a valid and binding obligation of the applicable Regency Entity, and is in full force and effect and enforceable in accordance with its terms against such Regency Entity and, to the Knowledge of Seller, the other parties thereto, except, in each case, as enforcement may be limited by Creditors’ Rights.
          (c) To the Knowledge of Seller, none of the Regency Entities nor any other party to any Regency Material Contract is in default or breach in any material respect under the terms of any Regency Material Contract and no event has occurred that with the giving of notice or the passage of time or both would constitute a breach or default in any material respect by such Regency Entity or, to the Knowledge of Seller, any other party to any Regency Material Contract, or would permit termination, modification or acceleration under any Regency Material Contract.
          3.14 Legal Proceedings. Except as to specific matters disclosed in the Regency SEC Documents filed or furnished on or after January 1, 2010 and prior to the date hereof (excluding any disclosures included in any “risk factor” section of such Regency SEC Documents or any other disclosures in such Regency SEC Documents to the extent they are predictive or forward looking and general in nature), and other than with respect to Proceedings arising under Environmental Laws which are the subject of Section 3.12 or as is set forth on Schedule 3.14 of Seller Disclosure Schedule, there are no Proceedings pending or, to the Knowledge of Seller, threatened against the Regency Entities, except such Proceedings as would not reasonably be expected to have a Regency Material Adverse Effect or to prevent or materially delay the consummation of the transactions contemplated by this Agreement or to materially impair Seller’s ability to perform their obligations under this Agreement.

          3.15 Permits. To the Knowledge of Seller, other than with respect to Permits issued pursuant to or required under Environmental Laws which are the subject of Section 3.12, the Regency Entities have all Permits as are necessary to use, own and operate their assets in the manner such assets are currently used, owned and operated by the Regency Entities, except where the failure to have such Permits would not reasonably be expected to have a Regency Material Adverse Effect.
          3.16 Taxes.
          (a) All material Tax Returns required to be filed with respect to the Regency GP Entities or, to the Knowledge of Seller, the other Regency Entities have been filed and all Tax Returns with respect to the Regency GP Entities and, to the Knowledge of Seller, the other Regency Entities are complete and correct in all material respects and all material Taxes due relating to the Regency GP Entities and, to the Knowledge of Seller, the other Regency Entities have been paid in full. Except as disclosed on Schedule 3.16 of Seller Disclosure Schedule, there is no claim (other than claims being contested in good faith through appropriate proceedings and for which adequate reserves have been made in accordance with GAAP) against any Regency GP Entity or, to the Knowledge of Seller, any other Regency Entity for any material Taxes, and no material assessment, deficiency, or adjustment has been asserted or proposed in writing with respect to any material Taxes or material Tax Returns of or with respect to any Regency GP Entity or, to the Knowledge of Seller, any other Regency Entity.
          (b) Except as set forth on Schedule 3.16 of the Seller Disclosure Schedule, no material Tax audits or administrative or judicial proceedings are being conducted or are pending with respect to any Regency GP Entity or, to the Knowledge of Seller, any other Regency Entity.
          (c) All material Taxes required to be withheld, collected or deposited by or with respect to any Regency GP Entity or, to the Knowledge of Seller, any other Regency Entity have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant taxing authority.
          (d) There are no outstanding agreements or waivers extending the applicable statutory periods of limitation for any material Tax of, or any material Taxes associated with the ownership or operation of the assets of, any Regency GP Entity or, to the Knowledge of Seller, any other Regency Entity.
          (e) No Regency GP Entity nor, to the Knowledge of Seller, any other Regency Entity is a party to any Tax sharing agreement.
          (f) No Regency GP Entity nor, to the Knowledge of Seller, any other Regency Entity, has engaged in a transaction that would be reportable by or with respect to any Regency Entity pursuant to Treasury Regulation § 1.6011-4 or any predecessor thereto.
          (g) Immediately prior to the consummation of the transactions contemplated by this Agreement, each Regency GP Entity is an entity disregarded as separate from its owner for United States federal income tax purposes and neither of the Regency GP Entities has elected to be treated as a corporation for federal Tax purposes.

          (h) Regency has not elected to be treated as a corporation for federal Tax purposes, and Regency qualifies as a “publicly traded partnership” within the meaning of Section 7704(b) of the Code and has met, and continues to meet, the “gross income requirements” (within the meaning of Section 7704(c) of the Code) in each Tax year since its formation. Regency has filed a federal income tax return that has in effect an election pursuant to Section 754 of the Code.
          3.17 Employee Benefits; Employment and Labor Matters. To the Knowledge of Seller:
          (a) Except as set forth on Schedule 3.17(a) of the Seller Disclosure Schedule or filed with any Regency SEC Documents (including by incorporation by reference) filed with the SEC on or after January 1, 2010 and prior to the date hereof, no Regency Entity, nor any ERISA Affiliate of any Regency Entity, sponsors, maintains or contributes to, or has sponsored, maintained or contributed to within six years prior to the Closing Date any of the following:
     (i) any “employee benefit plan,” as such term is defined in Section 3(3) of ERISA (including, but not limited to, employee benefit plans, such as foreign plans, which are not subject to the provisions of ERISA, but excluding any multiemployer plan within the meaning of Section 3(37) of ERISA or multiple employer plan within the meaning of Section 4063(a) of ERISA); or
     (ii) any material personnel policy, equity-based plans (including, but not limited to, stock option plans, stock purchase plans, stock appreciation rights and phantom stock plans), collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation policy, severance pay plan or arrangements, change in control policies or agreements, deferred compensation agreement or arrangement, executive compensation or supplemental income arrangement, consulting agreement, employment agreement and each other employee benefit plan, agreement, arrangement, program, practice or understanding which is not described in Section 3.17(a)(i) (collectively, along with any plan described in Section 3.17(a)(i) above, the “Regency Benefit Plans”).
          (b) True and correct and complete copies of each of the Regency Benefit Plans, related trusts, insurance or group annuity contracts and each other funding or financing arrangement relating to any Plan, including all amendments thereto, have been made available to the Buyer Parties and there has been made available to the Buyer Parties, with respect to each Regency Benefit Plan required to file such report and description, the most recent report on Form 5500 and the summary plan description. Additionally, the most recent determination letter or opinion letter from the Internal Revenue Service for each of the Regency Benefit Plans intended to be qualified under Section 401 of the Code, and any outstanding determination letter application for such plans has been furnished.
          (c) Except as disclosed on Schedule 3.17(c) of the Seller Disclosure Schedule and except for matters that would not reasonably be expected to have a Regency Material Adverse Effect:

     (i) each Regency Benefit Plan has been administered in compliance with its terms, the applicable provisions of ERISA, the Code and all other applicable laws and the terms of all applicable collective bargaining agreements;
     (ii) there are no actions, suits or claims pending (other than routine claims for benefits) or threatened, with respect to any Regency Benefit Plan and no Regency Benefit Plan is under audit or is subject to an investigation by the Internal Revenue Service, the Department of Labor or any other federal or state governmental agency nor is any such audit or investigation pending;
     (iii) no Regency Benefit Plan is subject to Title IV of ERISA;
     (iv) all contributions and payments required to be made by any Regency Entity or an ERISA Affiliate of any Regency Entity to or under each Regency Benefit Plan have been timely made;
     (v) as to any Regency Benefit Plan intended to be qualified under Section 401 of the Code, there has been no termination or partial termination of such plan within the meaning of Section 411(d)(3) of the Code; and
     (vi) none of the Regency Entities or any of their ERISA Affiliates has any liability with respect to any multiemployer plan within the meaning of Section 3(37) of ERISA or multiple employer plan with the meaning of Section 4063(a) of ERISA.
          (d) In connection with the consummation of the transaction contemplated by this Agreement, no payments have or will be made under the Regency Benefit Plans which, in the aggregate, would result in imposition of the sanctions imposed under Sections 280G and 4999 of the Code.
          (e) No Regency Benefits Plan provides retiree medical or retiree life insurance benefits to any person and neither the Regency Entities nor any ERISA Affiliate of a Regency Entity is contractually or otherwise obligated (whether or not in writing) to provide any person with life insurance or medical benefits upon retirement or termination of employment, other than as required by the provisions of Section 601 through 608 of ERISA and Section 4980B of the Code. Additionally, each Regency Benefits Plan which is an “employee welfare benefit plan,” as such term is defined in Section 3(1) of ERISA, may be unilaterally amended or terminated in its entirety without liability except as to benefits accrued thereunder prior to such amendment or termination.
          (f) Except as would not reasonably be expected to have a Regency Material Adverse Effect, (a) each of the Regency Entities is in compliance with all applicable labor and employment Laws including, without limitation, all Laws, rules, regulations, orders, rulings, decrees, judgments and awards relating to employment discrimination, payment of wages, overtime compensation, immigration, occupational health and safety, and wrongful discharge; (b) no action, suit, complaint, charge, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority, brought by or on behalf of any employee, prospective or former employee or labor organization or other representative of the employees or of any prospective or former employees of any of the Regency Entities is pending or threatened against any of the Regency Entities, any present or former director or employee (including with respect to alleged sexual harassment, unfair labor practices or discrimination); (c) no grievance is pending or threatened against any of the Regency Entities; and (d) none of the Regency Entities is subject to or otherwise bound by, any material consent decree, order, or agreement with, any Governmental Authority relating to employees or former employees of any of the Regency Entities. To the Knowledge of Seller, none of the Regency Entities is a signatory party to or otherwise subject to any collective bargaining agreements, and none of the employees of the Regency Entities is represented by a labor union; and there is no labor dispute, strike, work stoppage or other labor trouble (including any organizational drive) against any of the Regency Entities pending or threatened.
          3.18 Brokers’ Fee. Except for the fee payable to Morgan Stanley & Co. Incorporated which shall be paid by Seller, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller.
          3.19 Regulatory Matters; Compliance.
          (a) To the Knowledge of Seller, except as set forth on Schedule 3.19 of the Seller Disclosure Schedule, there are no currently effective tariffs authorized and approved by the FERC as of the Execution Date applicable to the Regency Entities, or currently pending material rate filings, certificate applications, or other filings that relate to any of the Regency Entities made with FERC prior to the Execution Date.
          (b) The Regency Entities (i) have all necessary approvals from FERC to provide service to customers pursuant to the Natural Gas Act and the Natural Gas Policy Act of 1978, as amended, and (ii) have made all required FERC filings necessary to offer such service, except where the failure to have any such approval or to have made any such filing would not reasonably be expected to have a Regency Material Adverse Effect.
          (c) Regency is not an “investment company” or a company “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended.
          3.20 Intellectual Property. To the Knowledge of Seller (a) the Regency Entities own or have the right to use pursuant to license, sublicense, agreement or otherwise all material items of Intellectual Property required in the operation of the business as presently conducted; (b) no third party has asserted in writing delivered to the Regency Entities an unresolved claim that any of the Regency Entities is infringing on the Intellectual Property of such third party and (c) no third party is infringing on the Intellectual Property owned by the Regency Entities.
          3.21 Matters Relating to Acquisition of the Convertible Preferred Units.
          (a) Seller has such knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of their investment in the Convertible Preferred Units and is capable of bearing the economic risk of such investment. Seller is an “accredited investor” as that term is defined in Rule 501 of Regulation D (without regard to Rule 501(a)(4))

promulgated under the Securities Act. Seller is acquiring the Convertible Preferred Units for investment for its own account and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling the Convertible Preferred Units. Seller is not a party to any Contract or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to the Convertible Preferred Units. Seller acknowledges and understands that (i) the acquisition of the Convertible Preferred Units has not been registered under the Securities Act in reliance on an exemption therefrom and (ii) that the Convertible Preferred Units will, upon their sale by Seller, be characterized as “restricted securities” under state and federal securities laws. Seller agrees that the Convertible Preferred Units may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of except pursuant to an effective registration statement under the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act, and in compliance with other applicable state and federal securities laws.
          (b) Seller has undertaken such investigation as they deemed necessary to enable them to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement and the acquisition of the Convertible Preferred Units. Seller has had an opportunity to ask questions and receive answers from the Buyer Parties regarding the terms and conditions of the offering of the Convertible Preferred Units and the business, properties, prospects, and financial condition of ETE. The foregoing, however, does not modify the representations and warranties of the Buyer Parties in Article IV and such representations and warranties constitute the sole and exclusive representations and warranties of the Buyer Parties to Seller in connection with the transactions contemplated by this Agreement.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE BUYER PARTIES
     The Buyer Parties hereby jointly and severally represent and warrant to Seller as follows:
          4.1 Organization; Qualification. Each of the Buyer Parties is an entity duly formed, validly existing and in good standing under the laws of the state of Delaware and has all requisite partnership or limited liability company power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, and are duly qualified, registered or licensed to do business as a foreign entity and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so duly qualified, registered or licensed and in good standing would not reasonably be expected to have an ETE Material Adverse Effect or to prevent or materially delay the consummation of the transactions contemplated by this Agreement or to materially impair the ability of the Buyer Parties to perform their obligations under this Agreement. The Buyer Parties have made available to Seller true and complete copies of the Organizational Documents of each Buyer Party, as in effect on the Execution Date.
          4.2 Authority; Enforceability; Valid Issuance.
          (a) Each Buyer Party has the requisite partnership or limited liability company power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery by the Buyer Parties of this

Agreement and the consummation by the Buyer Parties of the transactions contemplated by this Agreement have been duly and validly authorized by the Buyer Parties, and no other partnership or limited liability company proceedings on the part of the Buyer Parties are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement.
          (b) This Agreement has been duly executed and delivered by the Buyer Parties, and, assuming the due authorization, execution and delivery by Seller, this Agreement constitutes the valid and binding agreement of the Buyer Parties, enforceable against the Buyer Parties in accordance with its terms, except as such enforceability may be limited by Creditors’ Rights.
          (c) The issuance of the Convertible Preferred Units and the ETE Common Units issuable upon conversion of the Convertible Preferred Units have been duly authorized in accordance with the Organizational Documents of ETE. The Convertible Preferred Units, when issued and delivered to Seller in accordance with the terms of this Agreement, and the ETE Common Units issuable upon conversion of the Convertible Preferred Units, when issued upon conversion of the Convertible Preferred Units, in each case will be validly issued, fully paid (to the extent required under the ETE Partnership Agreement), nonassessable (except to the extent nonassessability may be affected by Sections 17-303, 17-607 and 17-804 of the Delaware LP Act) and free of any restrictions upon voting or transfer thereof pursuant to the Organizational Documents of ETE or any Contract to which any of the ETE Entities is a party or by which any property or asset of any such Person is bound or affected. Upon issuance and delivery of the Convertible Preferred Units, Seller will be duly admitted to ETE as an additional limited partner.
          4.3 Non-Contravention. Except as set forth on Schedule 4.3 of the Buyers Disclosure Schedule, the execution, delivery and performance of this Agreement and the consummation by the Buyer Parties of the transactions contemplated by this Agreement does not and will not: (a) result in any breach of any provision of the Organizational Documents of the Buyer Parties; (b) constitute a default (or an event that with notice or passage of time or both would give rise to a default) under, or give rise to any right of termination, cancellation, amendment or acceleration (with or without the giving of notice, or the passage of time or both) under any of the terms, conditions or provisions of any Contract to which any of the ETE Entities is a party or by which any property or asset of any ETE Entity is bound or affected; (c) assuming compliance with the matters referred to in Section 4.4, violate any Law to which any ETE Entity is subject or by which any of the ETE Entities’ properties or assets is bound or (d) constitute (with or without the giving of notice or the passage of time or both) an event which would result in the creation of any Lien (other than Permitted Liens) on any asset of any ETE Entity, except, in the cases of clauses (b), (c) and (d), for such defaults or rights of termination, cancellation, amendment, acceleration, violations or Liens as would not reasonably be expected to have an ETE Material Adverse Effect or to prevent or materially delay the consummation of the transactions contemplated by this Agreement or to materially impair the Buyer Parties’ ability to perform their obligations under this Agreement. Except as set forth on Schedule 4.3 of the Buyers Disclosure Schedule, the ETE Entities are in material compliance with all Contracts evidencing indebtedness, including the ETE Credit Agreement.
          4.4 Governmental Approvals. Except as set forth on Schedule 4.4 of the Buyers Disclosure Schedule, no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Governmental Authority is necessary for the consummation by the

Buyer Parties of the transactions contemplated by this Agreement, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not obtained or made, would not reasonably be expected to have an ETE Material Adverse Effect or to prevent or materially delay the consummation of the transactions contemplated by this Agreement or to materially impair the Buyer Parties’ ability to perform their obligations under this Agreement.
          4.5 Capitalization.
          (a) As of the Execution Date: (i) 222,941,172 ETE Common Units were issued and outstanding and (ii) 3,000,000 ETE Common Units were reserved for issuance under ETE’s employee benefit plans, of which 0 ETE Common Units were subject to issuance upon exercise of outstanding ETE options and 0 ETE Common Units were subject to issuance upon the vesting of outstanding phantom units.
          (b) All of the limited partner interests in ETE are duly authorized and validly issued in accordance with the Organizational Documents of ETE, and are fully paid (to the extent required under the Organizational Documents of ETE) and nonassessable (except as nonassessability may be affected by Sections 17-303 and 17-607 of the Delaware LP Act) and were not issued in violation of any preemptive rights, rights of first refusal or other similar rights of any Person.
          (c) Except as set forth in the Organizational Documents of ETE and except as otherwise provided in Section 4.5(a), there are no preemptive rights or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, subscription agreements, commitments or rights of any kind that obligate ETE to issue or sell any equity interests of ETE or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity interests in ETE, and no securities or obligations evidencing such rights are authorized, issued or outstanding.
          (d) ETE does not have any outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the holders of equity interests in ETE on any matter.
          (e) L.E. GP, LLC, a Delaware limited liability company (“LEGPLLC”) is the sole general partner of ETE with a 0.3% general partner interest in ETE (the “LEGP Interest”) as of the Execution Date. The LEGP Interest has been duly authorized and validly issued in accordance with the ETE Partnership Agreement and has not been issued in violation of any preemptive rights, rights of first refusal or other similar rights of any Person. The LEGP Interest is owned by LEGPLLC free and clear of all Liens, other than (i) transfer restrictions imposed by federal and state securities laws and (ii) any transfer restrictions contained in the ETE Partnership Agreement.
          (f) As of the Execution Date, ETE owns 100% of the issued and outstanding membership interests in ETP GP LLC. Such membership interests have been duly authorized and validly issued in accordance with the Organizational Documents of ETP GP LLC and are fully paid (to the extent required under the Organizational Documents of ETP GP LLC) and non-

assessable (except as such non-assessability may be affected by matters described in Sections 18-303 and 18-607 of the Delaware LLC Act). ETE owns such membership interests free and clear of all Liens other than (i) Liens arising under the ETE Credit Agreement, (ii) transfer restrictions imposed by federal and state securities laws and (iii) any transfer restrictions contained in the Organizational Documents of ETP GP LLC.
          (g) As of the Execution Date, ETP GP LLC is the sole general partner of ETP GP LP, with a 0.01% general partner interest in ETP GP LP; (ii) such general partner interest has been duly authorized and validly issued in accordance with the Organizational Documents of ETP GP LP; (iii) ETP GP LLC owns such general partner interest free and clear of all Liens, other than (a) Liens arising under the ETE Credit Agreement, (b) transfer restrictions imposed by federal and state securities laws and (c) any transfer restrictions contained in the Organizational Documents of ETP GP LP; (iv) ETE owns 100% of the Class A limited partner interests of ETP GP LP and 100% of the Class B limited partner interests of ETP GP LP; (v) such limited partner interests have been duly authorized and validly issued in accordance with the Organizational Documents of ETP GP LP and are fully paid (to the extent required under the Organizational Documents of ETP GP LP) and non-assessable (except as such non-assessability may be affected by Sections 17-303 and 17-607 of the Delaware LP Act); and (vi) ETE owns its limited partner interests in ETP GP LP free and clear of all Liens other than (1) Liens arising under the ETE Credit Agreement, (2) transfer restrictions imposed by federal and state securities laws and (3) any transfer restrictions contained in the Organizational Documents of ETP GP LP.
          (h) As of the Execution Date, ETP GP LP is the sole general partner of ETP with a 1.8% general partner interest in ETP (the “ETP GP Interest”) and owns the ETP Incentive Distribution Rights (collectively with the ETP GP Interest, the “ETP GP LP Interests”). The ETP GP LP Interests have been duly authorized and validly issued in accordance with the ETP Partnership Agreement and have not been issued in violation of any preemptive rights, rights of first refusal or other similar rights of any Person. As of the Execution Date, the ETP GP LP Interests are owned by ETP GP LP free and clear of all Liens, other than (i) Liens arising under the ETE Credit Agreement, (ii) transfer restrictions imposed by federal and state securities laws and (iii) any transfer restrictions contained in the ETP Partnership Agreement.
          (i) As of the Execution Date, ETE owns 62,500,797 ETP Common Units, representing approximately a 32.7% limited partner interest (collectively, the “Owned Units”), in each case free and clear of all Liens, other than (i) Liens arising under the ETE Credit Agreement, (ii) transfer restrictions imposed by federal and state securities laws and (iii) any transfer restrictions contained in the ETP Partnership Agreement. All of the Owned Units have been duly authorized and validly issued in accordance with the ETP Partnership Agreement and are fully paid (to the extent required under the ETP Partnership Agreement) and non-assessable (except as such non-assessability may be affected by Sections 17-303 and 17-607 of the Delaware LP Act).
          4.6 Compliance with Law. Except as to specific matters disclosed in the ETE SEC Documents filed or furnished on or after January 1, 2010 and prior to the date hereof (excluding any disclosures included in any “risk factor” section of such ETE SEC Documents or any other disclosures in such ETE SEC Documents to the extent they are predictive or forward looking and general in nature), and except for Environmental Laws, Laws requiring the obtaining or maintenance of a Permit, Tax matters, Laws relating to employee benefits, employment and labor matters, and Laws relating to regulatory compliance matters, which are the subject of Sections 4.11, 4.13, 4.14, 4.15 and 4.17, respectively, and except as to matters that would not reasonably be expected to have an ETE Material Adverse Effect, (a) each ETE Entity is in compliance with all applicable Laws, (b) none of the ETE Entities has received written notice of any violation of any applicable Law and (c) to the Knowledge of the Buyer Parties, none of the ETE Entities is under investigation by any Governmental Authority for potential non-compliance with any Law.
          4.7 Title to Properties and Assets. To the Knowledge of the Buyer Parties, except as to matters that would not reasonably be expected to have an ETE Material Adverse Effect, each ETE Entity has title to or rights or interests in its real property and personal property free and clear of all Liens (subject to Permitted Liens), sufficient to allow it to conduct its business as currently being conducted.
          4.8 Rights-of-Way. To the Knowledge of the Buyer Parties, except as to matters that would not reasonably be expected to have an ETE Material Adverse Effect, (a) each ETE Entity has such Rights-of-Way from each Person as are necessary to use, own and operate each ETE Entity’s assets in the manner such assets are currently used, owned and operated by each ETE Entity, (b) each ETE Entity has fulfilled and performed all of its obligations with respect to such Rights-of-Way and (c) no event has occurred that allows, or after the giving of notice or the passage of time, or both, would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way.
          4.9 ETE SEC Reports; Financial Statements; Operating Surplus.
          (a) ETE has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by ETE with the SEC since January 1, 2009 (such documents being collectively referred to as the “ETE SEC Documents”).
          (b) Each ETE SEC Document (i) at the time filed, complied in all material respects with the requirements of the Exchange Act and the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such ETE SEC Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the Execution Date, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
          (c) Each of the financial statements of ETE or LEGPLLC included in the ETE SEC Documents (“ETE Financial Statements”) complied at the time it was filed as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, has been prepared in accordance with GAAP, applied on a consistent basis throughout the periods presented thereby and fairly present in all material respects the consolidated financial position and operating results, equity and cash flows of ETE as of, and for the periods ended on, the respective dates thereof, subject, however, in the case of unaudited financial statements, to normal year-end audit adjustments and accruals and the absence of notes and other textual disclosures as permitted by Form 10-Q of the SEC.
          (d) To the Knowledge of the Buyer Parties, none of the ETE Entities has any liability, whether accrued, contingent, absolute or otherwise, except for (i) liabilities set forth on the consolidated balance sheet of ETE dated as of March 31, 2010 or the notes thereto, and (ii) liabilities that have arisen since March 31, 2010 in the ordinary course of business.
          (e) All distributions made by ETP since its initial public offering have been made from Operating Surplus (as defined in the ETP Partnership Agreement) and in accordance with the terms of the ETP Partnership Agreement.
          (f) A true and correct copy of an ownership schedule setting forth the owners of record of the membership interests in LEGPLLC has been provided to Seller.
          4.10 Absence of Certain Changes. Except as to specific matters disclosed in the ETE SEC Documents filed or furnished on or after January 1, 2010 and prior to the date hereof (excluding any disclosures included in any “risk factor” section of such ETE SEC Documents or any other disclosures in such ETE SEC Documents to the extent they are predictive or forward looking and general in nature), except as set forth on Schedule 4.10 of the Buyers Disclosure Schedule or as expressly contemplated by this Agreement, since December 31, 2009, there has not been any event, occurrence or development which has had, or would be reasonably expected to have, an ETE Material Adverse Effect.
          4.11 Environmental Matters. Except as to specific matters disclosed in the ETE SEC Documents filed or furnished on or after January 1, 2010 and prior to the date hereof (excluding any disclosures included in any “risk factor” section of such ETE SEC Documents or any other disclosures in such ETE SEC Documents to the extent they are predictive or forward looking and general in nature), except as to matters set forth on Schedule 4.11 of the Buyers Disclosure Schedule and except as to matters that would not reasonably be expected to have an ETE Material Adverse Effect:
          (a) each of the ETE Entities is in compliance with all applicable Environmental Laws;
          (b) each of the ETE Entities possesses all Permits required under Environmental Laws for their operations as currently conducted and is in compliance with the terms of such Permits, and such Permits are in full force and effect;
          (c) none of the ETE Entities nor any of their properties or operations are subject to any pending or, to the Knowledge of the Buyer Parties, threatened Proceeding arising under any Environmental Law, nor has any of the ETE Entities received any written and pending notice, order or complaint from any Governmental Authority alleging a violation of or liability arising under any Environmental Law; and
          (d) to the Knowledge of the Buyer Parties, there has been no Release of Hazardous Substances on, at, under, to, or from any of the properties of the ETE Entities, or from or in connection with the ETE Entities’ operations in a manner that would reasonably be expected to give rise to any liability pursuant to any Environmental Law.
          4.12 Legal Proceedings. Except as to specific matters disclosed in the ETE SEC Documents filed or furnished on or after January 1, 2010 and prior to the date hereof (excluding any disclosures included in any “risk factor” section of such ETE SEC Documents or any other disclosures in such ETE SEC Documents to the extent they are predictive or forward looking and general in nature), and other than with respect to Proceedings arising under Environmental Laws which are the subject of Section 4.11 or as is set forth on Schedule 4.12 of Buyers Disclosure Schedule, there are no Proceedings pending or, to the Knowledge of the Buyer Parties, threatened against the ETE Entities, except such Proceedings as would not reasonably be expected to have an ETE Material Adverse Effect or to prevent or materially delay the consummation of the transactions contemplated by this Agreement or to materially impair the Buyer Parties’ ability to perform their obligations under this Agreement.
          4.13 Permits. To the Knowledge of the Buyer Parties, other than with respect to Permits issued pursuant to or required under Environmental Laws which are the subject of Section 4.11, the ETE Entities have all Permits as are necessary to use, own and operate their assets in the manner such assets are currently used, owned and operated by the ETE Entities, except where the failure to have such Permits would not reasonably be expected to have an ETE Material Adverse Effect.
          4.14 Taxes.
          (a) All material Tax Returns required to be filed with respect to ETE and, to the Knowledge of Buyer, the other ETE Entities have been filed and all the Tax Returns of ETE and, to the Knowledge of Buyer, the other ETE Entities are complete and correct in all material respects and all material Taxes due relating to ETE and, to the Knowledge of Buyer, the other ETE Entities have been paid in full. Except as disclosed on Schedule 4.14 of the Buyers Disclosure Schedule, there is no claim (other than claims being contested in good faith through appropriate proceedings and for which adequate reserves have been made in accordance with GAAP) against ETE or, to the Knowledge of Buyer, the other ETE Entities for any material Taxes, and no material assessment, deficiency, or adjustment has been asserted, proposed in writing with respect to any material Taxes or material Tax Returns of or with respect to ETE or, to the Knowledge of Buyer, the other ETE Entities.
          (b) Except as set forth on Schedule 4.14 of the Buyer Disclosure Schedule, no material Tax audits or administrative or judicial proceedings are being conducted or are pending with respect to ETE or, to the Knowledge of Buyer, the other ETE Entities.
          (c) All material Taxes required to be withheld, collected or deposited by or with respect to ETE or, to the Knowledge of Buyer, the other ETE Entities have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant taxing authority.
          (d) There are no outstanding agreements or waivers extending the applicable statutory periods of limitations for any material Tax of, or any material Taxes associated with the ownership or operation of the assets of, ETE or, to the Knowledge of Buyer, any other ETE Entities.
          (e) Neither ETE nor, to the Knowledge of Buyer, any other ETE Entities is a party to any Tax sharing agreement.
          (f) Neither ETE nor, to the Knowledge of Buyer, the other ETE Entities has engaged in a transaction that would be reportable by or with respect to any ETE Entity pursuant to Treasury Regulation § 1.6011-4 or any predecessor thereto.
          (g) Neither ETE nor ETP has elected to be treated as a corporation for federal Tax purposes. ETE and ETP each qualify as a “publicly traded partnership” within the meaning of Section 7704(b) of the Code and each have met, and continue to meet, the “gross income requirements” (within the meaning of Section 7704(c) of the Code) in each Tax year since its formation. Both of ETE and ETP have filed a federal income tax return that has in effect an election pursuant to Section 754 of the Code.
          4.15 Employee Benefits; Employment and Labor Matters. To the Knowledge of the Buyer Parties:
          (a) Except as set forth on Schedule 4.15(a) of the Buyers Disclosure Schedule or filed with any ETE SEC Documents (including by incorporation by reference) filed with the SEC on or after January 1, 2010 and prior to the date hereof, no ETE Entity, nor any ERISA Affiliate of any ETE Entity, sponsors, maintains or contributes to, or has sponsored, maintained or contributed to within six years prior to the Closing Date any of the following:
     (i) any “employee benefit plan,” as such term is defined in Section 3(3) of ERISA (including, but not limited to, employee benefit plans, such as foreign plans, which are not subject to the provisions of ERISA, but excluding any multiemployer plan within the meaning of Section 3(37) of ERISA or multiple employer plan within the meaning of Section 4063(a) of ERISA); or
     (ii) any material personnel policy, equity-based plans (including, but not limited to, stock option plans, stock purchase plans, stock appreciation rights and phantom stock plans), collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation policy, severance pay plan or arrangements, change in control policies or agreements, deferred compensation agreement or arrangement, executive compensation or supplemental income arrangement, consulting agreement, employment agreement and each other employee benefit plan, agreement, arrangement, program, practice or understanding which is not described in Section 4.15(a)(i) (collectively, along with any plan described in Section 4.15(a)(i) above, the “ETE Benefit Plans”).
          (b) Except as disclosed on Schedule 4.15(b) of the Buyers Disclosure Schedule and except for matters that would not reasonably be expected to have a ETE Material Adverse Effect;

     (i) each ETE Benefit Plan has been administered in compliance with its terms, the applicable provisions of ERISA, the Code and all other applicable laws and the terms of all applicable collective bargaining agreements;
     (ii) there are no actions, suits or claims pending (other than routine claims for benefits) or threatened, with respect to any ETE Benefit Plan and no ETE Benefit Plan is under audit or is subject to an investigation by the Internal Revenue Service, the Department of Labor or any other federal or state governmental agency nor is any such audit or investigation pending;
     (iii) no ETE Benefit Plan is subject to Title IV of ERISA;
     (iv) all contributions and payments required to be made by any ETE Entity or an ERISA Affiliate of any ETE Entity to or under each ETE Benefit Plan have been timely made;
     (v) as to any ETE Benefit Plan intended to be qualified under Section 401 of the Code, there has been no termination or partial termination of such plan within the meaning of Section 411(d)(3) of the Code;
     (vi) none of the ETE Entities or any of their ERISA Affiliates have any liability with respect to any multiemployer plan within the meaning of Section 3(37) of ERISA or multiple employer plan with the meaning of Section 4063(a) of ERISA.
     (c) Except as would not reasonably be expected to have an ETE Material Adverse Effect, (a) each of the ETE Entities is in compliance with all applicable labor and employment Laws including, without limitation, all Laws, rules, regulations, orders, rulings, decrees, judgments and awards relating to employment discrimination, payment of wages, overtime compensation, immigration, occupational health and safety, and wrongful discharge; (b) no action, suit, complaint, charge, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority, brought by or on behalf of any employee, prospective or former employee or labor organization or other representative of the employees or of any prospective or former employees of any of the ETE Entities is pending or threatened against any of the ETE Entities, any present or former director or employee (including with respect to alleged sexual harassment, unfair labor practices or discrimination); (c) no grievance is pending or threatened against any of the ETE Entities; and (d) none of the ETE Entities is subject to or otherwise bound by, any material consent decree, order, or agreement with, any Governmental Authority relating to employees or former employees of any of the ETE Entities.
     4.16 Brokers’ Fee. Except for the fee payable to Credit Suisse Securities (USA) LLC, which shall be paid by the Buyer Parties, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Buyer Parties.

     4.17 Regulatory Matters; Compliance.
          (a) The ETE Entities (i) have all necessary approvals from FERC to provide service to customers pursuant to the Natural Gas Act and the Natural Gas Policy Act of 1978, as amended, and (ii) have made all required FERC filings necessary to offer such service, except where the failure to have any such approval or to have made any such filing would not reasonably be expected to have an ETE Material Adverse Effect.
          (b) Neither ETE nor ETP is an “investment company” or a company “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended.
     4.18 Intellectual Property. To the Knowledge of the Buyer Parties (a) the ETE Entities own or have the right to use pursuant to license, sublicense, agreement or otherwise all material items of Intellectual Property required in the operation of the business as presently conducted; (b) no third party has asserted in writing delivered to the ETE Entities an unresolved claim that any of the ETE Entities is infringing on the Intellectual Property of such third party; and (c) no third party is infringing on the Intellectual Property owned by the ETE Entities.
     4.19 Matters Relating to Acquisition of the Acquired GP Interests.
          (a) The Buyer Parties have such knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of their investment in the Acquired GP Interests and are capable of bearing the economic risk of such investment. The Buyer Parties are “accredited investors” as that term is defined in Rule 501 of Regulation D (without regard to Rule 501(a)(4)) promulgated under the Securities Act. The Buyer Parties are acquiring the Acquired GP Interests for investment for their own account and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling the Acquired GP Interests. The Buyer Parties do not have any Contract or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to the Acquired GP Interests. The Buyer Parties acknowledge and understand that (i) the acquisition of the Acquired GP Interests has not been registered under the Securities Act in reliance on an exemption therefrom and (ii) that the Acquired GP Interests will, upon its sale by Seller, be characterized as “restricted securities” under state and federal securities laws. The Buyer Parties agree that the Acquired GP Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of except pursuant to an effective registration statement under the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act, and in compliance with other applicable state and federal securities laws.
     (b) The Buyer Parties have undertaken such investigation as they have deemed necessary to enable them to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement and the acquisition of the Acquired GP Interests. The Buyer Parties have had an opportunity to ask questions and receive answers from Seller regarding the terms and conditions of the offering of the Acquired GP Interests and the business, properties, prospects, and financial condition of Regency. The foregoing, however, does not modify the representations and warranties of Seller in Article III and such representations and warranties constitute the sole and exclusive representations and warranties of Seller to the Buyer Parties in connection with the transactions contemplated by this Agreement.
ARTICLE V
COVENANTS OF THE PARTIES
     5.1 Conduct of Business.
     (a) From the Execution Date through the Closing, except as described in Schedule 5.1 of the Seller Disclosure Schedule, and except as required by this Agreement or consented to or approved in writing by the Buyer Parties (which shall not be unreasonably withheld, conditioned or delayed), Seller shall cause the Regency GP Entities to, and shall use reasonable best efforts to cause each other Regency Entity to:
     (i) conduct its business and activities in the ordinary course of business consistent with past practice;
     (ii) use reasonable best efforts to preserve intact their goodwill and relationships with customers, suppliers and others having business dealings with them with respect thereto;
     (iii) comply in all material respects with all applicable Laws relating to them; and
     (iv) use reasonable best efforts to maintain in full force without interruption its present insurance policies or comparable insurance coverage of the Regency Entities.
     (b) Without limiting the generality of Section 5.1(a), and, except as described in Schedule 5.1(b) of the Seller Disclosure Schedule, as required by this Agreement or consented to or approved in writing by the Buyer Parties (which shall not be unreasonably withheld, conditioned or delayed), Seller shall cause the Regency GP Entities not to, and shall use reasonable best efforts to cause each other Regency Entity not to:
     (i) make any material change or amendment to its Organizational Documents;
     (ii) purchase any securities or ownership interests of, or make any investment in any Person, other than in respect of the Regency Entities (excluding the Regency GP Entities) (A) ordinary course overnight investments consistent with the cash management policies of such Person and (B) purchases and investments in addition to those contemplated by clause (A) not in excess of $50,000,000 in the aggregate;
     (iii) make any capital expenditure; provided that the Regency Entities (excluding the Regency GP Entities) may make capital expenditures that are not in excess of $50,000,000 in the aggregate or as required on an emergency basis or for the safety of individuals or the environment;
     (iv) make any material change to its tax methods, principles or elections;

     (v) except as required under its Organizational Documents, declare or pay any distributions in respect of any of its equity securities or partnership units except (A) in the case of Regency, the declaration and payment of regular quarterly cash distributions of Available Cash from Operating Surplus (each as defined in the Regency Partnership Agreement) not in excess of $0.46 per Regency Common Unit per quarter, plus any corresponding distribution on the general partner interest and Regency Incentive Distribution Rights, (B) in the case of Regency, regular quarterly distributions of Available Cash from Operating Surplus, not in excess of $0.445 per quarter in respect of the Regency Series A Units and (C) the declaration and payment of distributions from any direct or indirect wholly owned Subsidiary of Regency;
     (vi) split, combine or reclassify any of its equity securities or partnership units or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, its equity securities or partnership units, except for any such transaction by a direct or indirect wholly owned Subsidiary of Regency that remains a direct or indirect wholly owned Subsidiary of Regency after consummation of such transaction;
     (vii) repurchase, redeem or otherwise acquire any of its equity securities or partnership units or any securities convertible into or exercisable for any equity securities or partnership units other than redemptions to satisfy federal income tax withholding obligations (calculated using the applicable federal income tax rates) in connection with the vesting of units under Regency’s long-term incentive plan;
     (viii) issue, deliver, sell, pledge or dispose of, or authorize the issuance, delivery, sale, pledge or disposition of, any (A) equity securities or partnership units of any class, (B) debt securities having the right to vote on any matters on which holders of capital stock or members or partners of the same issuer may vote or (C) securities convertible into or exercisable for, or any rights, warrants, calls or options to acquire, any such securities, other than issuances (1) by a direct or indirect wholly owned Subsidiary of Regency of equity securities or partnership units to such Person’s parent or any other direct or indirect wholly owned Subsidiary of Regency and (2) pursuant to awards outstanding prior to the Execution Date under Regency Benefit Plans which are reflected on Schedule 3.17(a) of the Seller Disclosure Schedule;
     (ix) purchase or sell assets (including any general partner or limited partner interest or any other equity interests in any other Person) or waive any rights or benefits held by either of the Regency GP Entities attributable to RGPLP’s ownership of the general partner interest in Regency and the Regency Incentive Distribution Rights, other than purchases or sales of inventory in the ordinary course by any of the Regency Entities (excluding the Regency GP Entities), with a value not exceeding $50,000,000 individually or $50,000,000 in the aggregate;
     (x) create, incur, guarantee or assume any indebtedness for borrowed money other than borrowings by the Regency Entities (excluding the Regency GP Entities) of less than $100,000,000 in the aggregate;

     (xi) enter into any joint venture or similar arrangement with a third party other than joint ventures or similar arrangements entered into by any of the Regency Entities (excluding the Regency GP Entities) in the ordinary course of business including assets or obligations of less than $75,000,000;
     (xii) (A) settle any claims, demands, lawsuits or state or federal regulatory proceedings for damages to the extent such settlements assess damages in excess of $10,000,000 in the aggregate (other than any claims, demands, lawsuits or proceedings to the extent insured (net of deductibles), reserved against in the Regency Financial Statements or covered by an indemnity obligation not subject to dispute or adjustment from a solvent indemnitor) or (B) settle any claims, demands, lawsuits or state or federal regulatory proceedings seeking an injunction or other equitable relief where such settlements would have or would reasonably be expected to have a Regency Material Adverse Effect;
     (xiii) except as otherwise expressly permitted under this Section 5.1, merge with or into, or consolidate with, any other Person or acquire all or substantially all of the business or assets of any other Person;
     (xiv) take any action with respect to or in contemplation of any liquidation, dissolution, recapitalization, reorganization, or other winding up;
     (xv) change or modify any accounting policies, except as required by applicable regulatory authorities or independent accountants;
     (xvi) approve or make material modifications of the salaries, bonuses or other compensation (including incentive compensation) payable to any individual whose base salary exceeds $200,000 per annum or adopt or make any material amendment to any employee compensation, benefit or incentive plans;
     (xvii) modify, make any material amendment to or voluntarily terminate, prior to the expiration date thereof, any Regency Material Contracts or waive any default by, or release, settle or compromise any claim against, any other party thereto; or
     (xviii) agree, or commit to take any of the actions described above.
Notwithstanding anything in this Agreement to the contrary, nothing in Section 5.1 shall prohibit Regency or any of its Subsidiaries from taking any action, or Seller from approving the taking by Regency or any of its Subsidiaries of any action, in each case that would otherwise be prohibited by this Section 5.1 without consent or approval of the Buyer Parties, if, prior to taking such action, or approving the taking of such action, Seller or Regency, as applicable, determines in good faith, after consultation with outside legal counsel, that failure to take such action, or to approve the taking of such action, would be reasonably likely to be a breach of the implied contractual covenant of good faith and fair dealing owed to an unaffiliated third party and imposed on Seller, Regency or such Subsidiary, as applicable, in its capacity as the general partner of Regency and a party to the Regency Partnership Agreement or a partner in the RIGS JV and a party to the RIGS JV Agreement under the Delaware Revised Uniform Partnership Act, as applicable.

     (c) From the Execution Date though the Closing, ETE shall not: (i) amend the ETP Redemption Agreement in any manner that would reasonably be expected to adversely affect Seller’s rights under this Agreement or (ii) exercise its rights under Section 7.1(a) of the ETP Redemption Agreement to terminate the ETP Redemption Agreement,
     (d) From the Execution Date through the Closing, except as described in Schedule 5.1(d) of the Buyers Disclosure Schedule, or consented to or approved in writing by Seller (which shall not be unreasonably withheld, conditioned or delayed), the Buyer Parties shall not take any action that would require the consent of Seller pursuant to Section 5.13(b)(v) of the Third Amendment (which for purposes of this Section 5.1(d) shall be deemed to be in full force and effect).
     5.2 Notice of Certain Events.
     (a) Subject to applicable Law, each Party shall promptly notify the other Parties of:
     (i) any event, condition or development that has resulted in the inaccuracy or breach of any representation or warranty, covenant or agreement contained in this Agreement made by or to be complied with by such notifying Party at any time during the term hereof and that would reasonably be expected to result in any of the conditions set forth in Article VI not to be satisfied and which notice shall identify the applicable representation or warranty, covenant or agreement and disclosure schedule, if any, for which such breach or inaccuracy relates; provided, however, that no such notification shall be deemed to cure any such breach of or inaccuracy in such notifying Party’s representations and warranties or covenants and agreements or in the Seller Disclosure Schedule or the Buyers Disclosure Schedule for any purpose under this Agreement and no such notification shall limit or otherwise affect the remedies available to the other Parties;
     (ii) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;
     (iii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; or
     (iv) any Proceedings commenced that would be reasonably expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement or materially impair the notifying Party’s ability to perform its obligations under this Agreement.
     (b) Seller shall promptly notify the Buyer Parties of the occurrence of any of the events described in Section 5.1(b) regardless of whether Seller used reasonable best efforts to prevent the occurrence of such event.
     5.3 Access to Information. From the Execution Date until the Closing Date, Seller on the one hand, and Buyer Parties, on the other hand, will subject to compliance with Law governing the use of such information, (a) give the other party and their counsel, financial advisors, auditors and other authorized representatives (collectively, “Representatives”) reasonable access to the offices, properties, books and records of the Regency Entities or ETE Entities, as the case may be, and permit such party to make copies thereof, in each case during normal business hours and (b) furnish such financial and operating data and other information relating to the Regency Entities or ETE Entities, as the case may be, as such Persons may reasonably request. For two (2) years after the Closing Date, Seller, its Affiliates and its Representatives shall have reasonable access during normal business hours to the offices, properties, books and records of the Buyer Entities with respect to information of the nature and scope described on Schedule 5.3, and which the Buyer Parties acknowledge and agree Seller may share with its Representatives; provided that Seller and its applicable Affiliates and Representatives shall have entered into a confidentiality agreement relating to such information reasonably acceptable to the Buyer Parties. Any investigation pursuant to this Section 5.3 shall be conducted in such manner as not to interfere with the conduct of the business of any Party. Notwithstanding the foregoing, no Party shall be entitled to perform any intrusive or subsurface investigation or other sampling of, on or under any of the properties of a Party without the prior written consent of the other Party. Notwithstanding the foregoing provisions of this Section 5.3, no Party shall be required to grant access or furnish information to the extent that such information is subject to an attorney/client or attorney work product privilege or that such access or the furnishing of such information is prohibited by Law or an existing Contract. To the extent practicable, such Party shall make reasonable and appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply, including the execution of a joint defense agreement to allow the parties to exchange information protected by the attorney client privilege or work product doctrine. To the fullest extent permitted by Law, (1) no party nor any of their respective Representatives or Affiliates shall be responsible or liable to another party for personal injuries sustained in connection with the access provided pursuant to this Section 5.3 and (2) shall be indemnified and held harmless by the visiting party for any losses suffered by any such Persons in connection with any such personal injuries; provided such personal injuries are not caused by the gross negligence or willful misconduct of the hosting party. The Parties agree that they will not, and will cause their Representatives not to, use any information obtained pursuant to this Section 5.3 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement.
     5.4 Governmental Approvals.
     (a) The Parties will cooperate with each other and use reasonable best efforts to obtain from any Governmental Authorities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained and to make any filings with or notifications or submissions to any Governmental Authority that are necessary in order to consummate the transactions contemplated by the Transaction Agreements and shall diligently and expeditiously prosecute, and shall cooperate fully with each other in the prosecution of, such matters.
     (b) The Parties agree to cooperate with each other and use reasonable best efforts to contest and resist, any Proceeding, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) of any Governmental Authority that is in effect and that restricts, prevents or prohibits the consummation of the transactions contemplated by the Transaction Agreements.

     5.5 Expenses. All costs and expenses incurred by Seller in connection with this Agreement and the transactions contemplated thereby, and any documented, out-of-pocket expenses reasonably incurred by the other Regency Entities (not to exceed $50,000), shall be paid by Seller, and all costs and expenses incurred by the Buyer Parties or the ETE Entities in connection with this Agreement and the transactions contemplated thereby shall be paid by the Buyer Parties; provided, however, that if any action at law or equity is necessary to enforce or interpret the terms of this Agreement, the prevailing Party shall be entitled to reasonable attorneys’ fees and expenses in addition to any other relief to which such Party may be entitled.
     5.6 Further Assurances. Subject to the terms and conditions of this Agreement, each of the Parties shall use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the transactions contemplated by the Transaction Agreements. Without limiting the generality of the foregoing, each Party will use its reasonable best efforts to obtain timely all authorizations, consents and approvals of all third parties necessary in connection with the consummation of the transactions contemplated by the Transaction Agreements prior to the Closing. The Parties will coordinate and cooperate with each other in exchanging such information and assistance as any of the Parties hereto may reasonably request in connection with the foregoing.
     5.7 Public Statements. The Parties shall consult with each other prior to issuing any public announcement, statement or other disclosure with respect to this Agreement or the transactions contemplated thereby and neither Seller nor its Affiliates, on one hand, nor the Buyer Parties and their Affiliates, on the other hand, shall issue any such public announcement, statement or other disclosure without having first notified Seller, on one hand, or the Buyer Parties on the other; provided, however, that any of Seller and its Affiliates, on one hand, and any of the Buyer Parties and their Affiliates, on the other hand, may make any public disclosure without first so consulting with or notifying the other Party or Parties if such disclosing party believes that it is required to do so by Law or by any stock exchange listing requirement or trading agreement concerning the publicly traded securities of Seller or its Affiliates, on one hand, or the Buyer Parties or any of their Affiliates, on the other hand.
     5.8 Convertible Preferred Units. Seller agrees to the imprinting, so long as the restrictions described in the legend are applicable, of the following legend on any certificates evidencing all or any portion of the Convertible Preferred Units or any ETE Common Units issuable upon conversion thereof:
   THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) AND ARE SUBJECT TO THE TERMS OF THE THIRD AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT OF ENERGY TRANSFER EQUITY, L.P., AS AMENDED, THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF ENERGY TRANSFER EQUITY, L.P. THAT THIS SECURITY MAY NOT BE SOLD, OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED IF SUCH TRANSFER WOULD (A) VIOLATE THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR

RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER, (B) TERMINATE THE EXISTENCE OR QUALIFICATION OF ENERGY TRANSFER EQUITY, L.P. UNDER THE LAWS OF THE STATE OF DELAWARE, OR (C) CAUSE ENERGY TRANSFER EQUITY, L.P. TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION OR OTHERWISE TO BE TAXED AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED). L.E. GP, THE GENERAL PARTNER OF ENERGY TRANSFER EQUITY, L.P., MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF IT RECEIVES AN OPINION OF COUNSEL THAT SUCH RESTRICTIONS ARE NECESSARY TO AVOID A SIGNIFICANT RISK OF ENERGY TRANSFER EQUITY, L.P. BECOMING TAXABLE AS A CORPORATION OR OTHERWISE BECOMING TAXABLE AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES. THE RESTRICTIONS SET FORTH ABOVE SHALL NOT PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.
     5.9 No Solicitation.
     (a) Neither Seller nor the Regency GP Entities or their respective officers, directors, employees, stockholders, representatives, agents, or anyone acting on behalf of them, shall, directly or indirectly, (i) encourage, solicit, engage in discussions or negotiations with, or provide any information to, any Person (other than the Buyer Parties or their Representatives) concerning any Competing Proposal, (ii) accept any offer or respond to any indications of interest from any Person concerning any Competing Proposal, (iii) enter into an agreement, arrangement or understanding with any Person other than the Buyer Parties or their Affiliates concerning any Competing Proposal or (iv) make or authorize any statement, recommendation or solicitation in support of or concerning or otherwise facilitate any purchase or sale of securities or similar transaction involving any Competing Proposal; provided, however, that this Section 5.9 shall in no way prohibit the board of directors of RGPLLC, in its capacity as the general partner of RGPLP, in its capacity as the general partner of Regency, from taking any action required by its fiduciary duty.
     (b) At every meeting of limited partners of Regency called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of limited partners of Regency with respect to any of the following, Seller shall and shall cause the Regency GP Entities and any of its other Affiliates to vote:
     (i) against approval of any proposal made in opposition to, or in competition with, consummation of the transactions contemplated by this Agreement, including, without limitation, any proposal to remove RGPLP as the general partner of Regency; and
     (ii) except as otherwise agreed to in writing in advance by the Buyer Parties, against any Competing Proposal.

     (c) For purposes of this Agreement, “Competing Proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of transactions involving: (i) any merger, amalgamation, unit exchange, recapitalization, consolidation, liquidation or dissolution of any of the Regency Entities, (ii) any direct or indirect acquisition of beneficial ownership (as defined under Section 13(d) of the Exchange Act) by any Person or “group” of any equity interests in any of the Regency GP Entities, (iii) any direct or indirect acquisition of beneficial ownership (as defined under Section 13(d) of the Exchange Act) by any Person or “group” of all or any portion of the general partner interest in Regency, (iv) any direct or indirect acquisition of beneficial ownership (as defined under Section 13(d) of the Exchange Act) by any Person or “group” of 15% or more of the limited partner interests in Regency or any tender or exchange offer that if consummated would result in any Person or group beneficially owning 15% or more of the limited partner interests in Regency, (v) any direct or indirect acquisition (by asset purchase, unit purchase, merger or otherwise) by any Person or “group” (as defined under Section 13(d) of the Exchange Act) of any business or material amount of assets of the Regency Entities (including capital stock of or ownership interest in any Subsidiary of Regency or any of its Subsidiaries) (other than sales of assets by the Regency Entities in the ordinary course of business consistent with past practice) or (vi) any transaction that would compete with or serve to interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the transactions contemplated by this Agreement.
     5.10 Confidential Information.
     (a) For a period of two (2) years after the Closing, Seller and its Affiliates shall not, directly or indirectly, disclose to any Person any secret, confidential or proprietary business information, data or material developed by, or on behalf of, any Regency Entity relating to the business and operations of the Regency Entities, whether acquired prior to or after the Closing Date, which has not been disclosed to the public.
     (b) Notwithstanding the foregoing, Seller or its Affiliates may disclose any information relating to the business and operations of the Regency Entities, if required by Law or applicable stock exchange rule, or to such other Persons if, at the time such information is provided, such Person is already in the possession of such information.
     5.11 No Hire. Except for the individuals listed on Schedule 5.11, for a period of one year from and after the Execution Date, neither Seller nor the Energy Financial Service business unit of GECC shall solicit for employment or hire any executive officers or other management level employees of any of the Regency Entities who were employed by the Regency Entities within six months prior to the Closing Date. The restrictions in this Section 5.11 regarding the prohibition on solicitations (as opposed to hires) shall not apply to any solicitation directed at the general public.
     5.12 Tax Matters.
     (a) Post-Closing Tax Returns. Buyer shall cause the Regency Entities to prepare all Tax Returns relating to the Regency Entities for periods beginning on or before the Closing Date and ending after the Closing Date. With respect to any such Tax Returns for the Regency GP Entities, Buyer shall determine (by an interim closing of the books as of the Closing Date except for ad valorem and property taxes owed or owing by the Regency GP Entities, which shall be prorated on a daily basis) the Taxes that would have been due with respect to the period covered by such Tax Return if such taxable period ended on and included the Closing Date (the “Pre-Closing Tax”).
     (i) Not later than 20 days prior to the due date of any estimated Tax payment relating to any Pre-Closing Tax, Buyer shall deliver to Seller for its review a statement calculating the excess, if any, of the Pre-Closing Tax included in such payment over the amount set up as a liability for such Tax on the financial statements of Regency Entities. Buyer shall make or cause to be made such changes in such statement as Seller may reasonably request, which changes shall be subject to Buyer’s approval, which shall not be unreasonably withheld. Thereafter, and not later than 5 days prior to the due date of such estimated Tax payment, Seller shall pay to Buyer the amount of such excess.
     (ii) Not later than 20 days prior to the due date of any Tax Return covering a Pre-Closing Tax, Buyer shall deliver to Seller for its review a copy of such Tax Return and a statement calculating the amount by which the Pre-Closing Tax reflected on such Tax Return is greater than or less than the amount set up as a liability for such Tax on the financial statements of Regency Entities and the amount of any payments paid by Seller to Buyer with respect to estimated Tax payments of such Pre-Closing Tax pursuant to Section 5.12(a)(i), which amount of estimated Tax payments shall be treated as a credit against Pre-Closing Tax owed to Buyer by Seller. Buyer shall make or cause to be made such changes in such Tax Returns or such statement as Seller may reasonably request, which changes shall be subject to Buyer’s approval, which shall not be unreasonably withheld. Not later than 5 days prior to the due date of such Tax Return, Seller shall pay to Buyer (or Buyer pay to Seller, if appropriate) the amount of such difference. Upon receipt thereof, Buyer shall file or cause to be filed such Tax Return and shall pay all Taxes shown to be due thereon.
     (b) Transfer Taxes. All excise, sales, use, transfer (including real property transfer or gains), stamp, documentary, filing, recordation and other similar taxes, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties, resulting directly from the transactions contemplated by this Agreement (the “Transfer Taxes”), shall be borne 50% by Seller and 50% by the Buyer. Notwithstanding anything to the contrary in this Section 5.12, any Tax Returns that must be filed in connection with Transfer Taxes shall be prepared and filed when due by the party primarily or customarily responsible under the applicable local law for filing such Tax Returns, and such party will use reasonable best efforts to provide such Tax Returns to the other party at least ten days prior to the due date for such Tax Returns. Upon the filing of Tax Returns in connection with Transfer Taxes, the filing party shall provide the other party with evidence satisfactory to the other party that such Transfer Taxes have been filed and paid.
     (c) Cooperation on Tax Matters.
     (i) Buyer and Seller Parties shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes for taxable periods beginning on or before the Closing Date. Such cooperation shall include the retention until the expiration of the relevant statute of limitations and (upon the other Party’s request) the provision of records and information in such Party’s possession that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on the basis of reasonable best efforts to provide additional information and explanation of any material provided hereunder. Prior to the destruction or discarding of any books and records with respect to Tax matters pertinent to the Regency Entities relating to any taxable period beginning on or before the Closing Date, each Party shall give the other Party reasonable written notice and, if the other Party so requests, shall itself allow, or cause the Regency Entities to allow the other Party to take, possession of such books and records. In connection with any audit, litigation or other proceeding with respect to Taxes for taxable periods beginning on or before the Closing Date, Buyer and Seller shall promptly notify each other upon receipt by such party of written notice of any inquiries, claims, assessments, audits, or similar events. Buyer shall have sole control of the conduct of all such audit, litigation or other proceedings with respect to Taxes for periods beginning on or before the Closing Date, including any settlement or compromise thereof, provided, however, Buyer shall keep Seller reasonably informed of the progress of any such audit, litigation or other proceeding and shall not effect any such settlement or compromise with respect to which Seller is liable without obtaining Seller’s prior written consent thereto, which shall not be unreasonably withheld.
     (ii) Buyer and Seller Parties further agree, upon request, to use their reasonable best efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed as a result of the transactions contemplated hereby or for any taxable period beginning on or before the Closing Date.
     5.13 Books and Records; Financial Statements; Litigation Support.
     (a) Seller shall provide the Buyer Parties access to Seller’s books and records relating to the Regency Entities to the extent reasonably necessary to enable the Buyer Parties to prepare financial statements of the Regency Entities and such other financial statement of the Buyer Parties and their Affiliates in such forms and covering such periods as may be required by any applicable securities laws to be filed with the SEC by ETE as a result of the transactions contemplated by this Agreement. Seller shall use reasonable best efforts to cause their independent accountants and the Regency Entities’ independent accountants to provide any consent necessary to the filing of such financial statements with the SEC and to provide such customary representation letters as are necessary in connection therewith.
     (b) Seller hereby consents to the inclusion or incorporation by reference of the financial statements of the Regency Entities in any registration statement, report or other filing of the Buyer Parties or any of their Affiliates as to which the Buyer Parties or any of their Affiliates reasonably determines that such financial statements are required to be included or incorporated by reference to satisfy any rule or regulation of the SEC or to satisfy relevant disclosure obligations under the Securities Act or the Exchange Act. Seller shall use reasonable best efforts to cause the Audit Firm to consent to the inclusion or incorporation by reference of its audit opinion with respect to any of the financial statements of the Regency Parties in any such registration statement, report or other filing of the Buyer Parties or their Affiliates, and Seller shall cause representation letters, in form and substance reasonably satisfactory to the Audit Firm, to be executed and delivered to the Audit Firm in connection with obtaining any such consent from the Audit Firm.
     (c) Seller shall cooperate with the Buyer Parties in connection with the preparation of any pro forma financial statements of the Buyer Parties or any of their Affiliates that are derived in part from the financial statements of Seller that Buyer or their Affiliates reasonably determines are required to be included or incorporated by reference in any registration statement, report or other filing of the Buyer Parties or their Affiliates to satisfy any rule or regulation of the SEC or to satisfy relevant disclosure obligations under the Securities Act or the Exchange Act.
     (d) Seller shall provide access to its books and records as may be reasonably necessary for the Buyer Parties or any of their Affiliates, or any of their respective advisors or representatives, to conduct customary due diligence with respect to the financial statements of Seller in connection with any offering of securities by the Buyer Parties or any of their Affiliates or to enable an accounting firm to prepare and deliver a customary comfort letter with respect to financial information relating to Seller.
     (e) In the event and for so long as any Party actively is contesting or defending against any third-party Proceeding (other than any Proceedings in which the Buyer Parties or any of their Affiliates and the Seller or any of its Affiliates are adverse parties) in connection with (i) the transactions contemplated by this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Regency Entities, each of the other Parties will cooperate with it and its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be reasonably requested and necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party; provided, however, that nothing in this Section 5.13(e) shall limit in any respect any rights a Party may have with respect to discovery or the production of documents or other information in connection with any such litigation..
     5.14 Commitment Regarding Indemnification Provisions; D&O Insurance Continuation.
     (a) Buyer Parties covenant and agree that during the period that commences on the Closing Date and ends on the sixth (6th) anniversary of the Closing Date, Buyer Parties (i) shall not cause any amendment, modification, waiver or termination to Section 7.7 or Section 7.8 of the Regency Partnership Agreement and (ii) shall not amend, modify, waive or terminate Section 9.01 or Section 9.02 of the RGPLLC Agreement, the effect of which would be to affect adversely the rights of any person serving as a member of the Board of Directors or officer of RGPLLC existing as of the date of this Agreement under such provisions; provided, however, that the foregoing restriction shall not apply to any such amendment, modification, waiver or termination to the extent required to cause such provisions (or any portion thereof) to comply with applicable law.

     (b) Buyer Parties covenant and agree that, during the period that commences on the Closing Date and ends on the sixth (6th) anniversary of the Closing Date, with respect to any person serving as a member of the Board of Directors or officer of RGPLLC as of the date of this Agreement and any former member of the Board of Directors or officer of RGPLLC appointed by Seller, Buyer Parties shall cause RGPLLC (i) to continue in effect the current director and officer liability insurance policy or policies that RGPLLC has as of the date of this Agreement, as reflected on Schedule 5.14 hereto, or (ii) upon the termination or cancellation of any such policy or policies, (A) to provide director and officer liability insurance in substitution for, or in replacement of, such cancelled or terminated policy or policies or (B) to provide a ‘tail” or run-off policy, in each case so that any person serving as a member of the Board of Directors of RGPLLC as of the date of this Agreement, any former member of the Board of Directors appointed by Seller and any officer has coverage thereunder for acts, events, occurrences or omissions occurring or arising at or prior to the Closing to the same extent (including, without limitation, policy limits, exclusions and scope) as such person has coverage for such acts, events, occurrences or omissions under the director and officer insurance policy maintained by RGPLLC as of the date of this Agreement, as reflected on Schedule 5.14 hereto.
     5.15 GECC Names and Marks. From and after the Closing Date, the Buyer Parties shall not use any of the GECC Names and Marks.
ARTICLE VI
CONDITIONS TO CLOSING
     6.1 Conditions to Obligations of Each Party. The respective obligation of each Party to consummate the Closing is subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any one or more of which may be waived in writing, in whole or in part, as to a Party by such Party (in such Party’s sole discretion):
     (a) Approvals. All authorizations, consents, orders or approvals of, or declarations or filings with, or as set forth on Schedule 6.1(a) shall have been obtained or made.
     (b) Governmental Restraints. No order, decree or injunction of any Governmental Authority shall be in effect, and no Law shall have been enacted or adopted that enjoins, prohibits or makes illegal the consummation of the transactions contemplated by this Agreement and no Proceeding by any Governmental Authority with respect to the transactions contemplated by this Agreement shall be pending that seeks to restrain, enjoin, prohibit or delay the transactions contemplated by this Agreement.
     (c) Amendment to Regency Credit Agreement. The Regency Credit Agreement shall have been amended in a form reasonably acceptable to the Buyer Parties to address the matters set forth on Schedule 6.1(c).
     (d) Amendment to ETE Credit Agreement. The ETE Credit Agreement shall have been amended in a form reasonably acceptable to the Buyer Parties to address the matters set forth on Schedule 6.1(d).
     (e) Redemption and Exchange. All conditions to consummation of the Redemption and Exchange shall have been satisfied or validly waived pursuant to the terms of the ETP

Redemption Agreement and each of the parties thereto shall have executed and delivered to the Parties a certificate stating that such parties thereto will consummate the Redemption and Exchange Agreement immediately following the Closing.
     (f) MEP Contribution. All conditions to consummation of the MEP Contribution shall have been satisfied and validly waived pursuant to the terms of the MEP Contribution Agreement and each of the parties thereto shall have executed and delivered to the Parties a certificate stating that such parties thereto will consummate the MEP Contribution Agreement immediately following the Closing.
     6.2 Conditions to Obligations of the Buyer Parties. The obligation of the Buyer Parties to consummate the Closing is subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any one or more of which may be waived in writing, in whole or in part, by the Buyer Parties (in the Buyer Parties’ sole discretion):
     (a) Representations and Warranties of Seller. The representations and warranties of Seller (i) in Article III (other than those contained in Sections 3.5 and 3.6) shall be true and correct in all respects as of the Closing Date as if remade on the Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all respects as of such specific date), with only such failures to be so true and correct as had not had, and would not reasonably be expected to have, a Regency Material Adverse Effect and (ii) in Sections 3.5 and 3.6 shall be true and correct in all material respects as of the Closing Date as if remade on the Closing Date (except for representations and warranties contained therein made as of a specific date, which shall be true and correct in all material respects as of such specific date).
     (b) Performance. Seller shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by Seller on or prior to the Closing Date.
     (c) Closing Certificate. The Buyer Parties shall have received a certificate, dated as of the Closing Date, signed by a Responsible Officer of Seller certifying that, to the best of such Responsible Officer’s knowledge, the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied.
     (d) Closing Deliverables. Seller shall have delivered or caused to be delivered all of the closing deliveries set forth in Section 2.3(a) and in the other documents contemplated by this Agreement.
     6.3 Conditions to Obligations of Seller. The obligation of Seller to consummate the Closing is subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any one or more of which may be waived in writing, in whole or in part, by Seller (in the Seller’s sole discretion):
     (a) Representations and Warranties of the Buyer Parties. The representations and warranties of the Buyer Parties (i) in Article IV (other than those contained in Section 4.5) shall be true and correct in all respects as of the Closing Date as if remade on the Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all respects as of such specific date), with only such failures to be so true and correct as had not had, and would not reasonably be expected to have, an ETE Material Adverse Effect and (ii) in Sections 4.5 shall be true and correct in all material respects as of the Closing Date as if remade on the Closing Date (except for representations and warranties contained therein made as of a specific date, which shall be true and correct in all material respects as of such specific date).
     (b) Performance. The Buyer Parties shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by the Buyer Parties on or prior to the Closing Date.
     (c) Closing Certificate. Seller shall have received a certificate, dated as of the Closing Date, signed by a Responsible Officer of the Buyer Parties certifying that, to the best of such Responsible Officer’s knowledge, the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied.
     (d) Closing Deliverables. The Buyer Parties shall have delivered or caused to be delivered all of the closing deliveries set forth in Section 2.3(b) and in the other documents contemplated by this Agreement.
ARTICLE VII
TERMINATION RIGHTS
     7.1 Termination Rights. This Agreement may be terminated at any time prior to the Closing as follows:
     (a) By mutual written consent of the Parties;
     (b) By either Seller or the Buyer Parties if any Governmental Authority of competent jurisdiction shall have issued a final and non-appealable order, decree or judgment prohibiting the consummation of the transactions contemplated by this Agreement;
     (c) By either Seller or the Buyer Parties in the event that the Closing has not occurred on or prior to June 9, 2010 (the “Termination Date”); provided, however, that (i) Seller may not terminate this Agreement pursuant to this Section 7.1(c) if such failure of the Closing to occur is due to the failure of Seller to perform and comply in all material respects with the covenants and agreements to be performed or complied with by Seller and (ii) the Buyer Parties may not terminate this Agreement pursuant to this Section 7.1(c) if such failure of the Closing to occur is due to the failure of either Buyer Party to perform and comply in all material respects with the covenants and agreements to be performed or complied with by such Buyer Party;
     (d) By the Buyer Parties if there shall have been a breach or inaccuracy of Seller’s representations and warranties in this Agreement or a failure by Seller to perform its covenants and agreements in this Agreement, in any such case in a manner that would result in, if occurring and continuing on the Closing Date, the failure of the conditions to the Closing set forth in Section 6.2(a) or Section 6.2(b), unless such failure is reasonably capable of being cured, and Seller is using all reasonable efforts to cure such failure by the Termination Date; provided, however, that the Buyer Parties may not terminate this Agreement pursuant to this Section 7.1(d) if (i) any of the Buyer Parties’ representations and warranties shall have become and continue to be untrue in a manner that would cause the condition set forth in Section 6.3(a) not to be satisfied or (ii) there has been, and continues to be, a failure by either Buyer Party to perform its covenants and agreements in such a manner as would cause the condition set forth in Section 6.3(b) not to be satisfied;
     (e) By Seller if there shall have been a breach or inaccuracy of the Buyer Parties’ representations and warranties in this Agreement or a failure by either Buyer Party to perform its covenants and agreements in this Agreement, in any such case in a manner that would result in, if occurring and continuing on the Closing Date, the failure of the conditions to the Closing set forth in Section 6.3(a) or Section 6.3(b), unless such failure is reasonably capable of being cured, and such Buyer Party is using all reasonable efforts to cure such failure by the Termination Date; provided, however, that Seller may not terminate this Agreement pursuant to this Section 7.1(e) if (i) Seller’s representations and warranties shall have become and continue to be untrue in a manner that would cause the condition set forth in Section 6.2(a) not to be satisfied or (ii) there has been, and continues to be, a failure by Seller to perform its covenants and agreements in such a manner as would cause the condition set forth in Section 6.2(b) not to be satisfied; or
     (f) By the Buyer Parties if either of the ETP Redemption Agreement or the MEP Contribution Agreement has been terminated by the counterparty to such agreement pursuant to its terms.
     7.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.1, all rights and obligations of the Parties under this Agreement shall terminate, except for the provisions of this Section 7.2, Article IX and Sections 5.5, 5.7, 10.1, 10.3, 10.6, 10.8 and 10.9, the last sentence of Section 5.3; provided, however, that no termination of this Agreement shall relieve any Party from any liability for any willful and intentional breach of this Agreement by such Party or for Fraud by such Party and all rights and remedies of a non-breaching Party under this Agreement in the case of any such willful and intentional breach or Fraud, at law and in equity, shall be preserved, including the right to recover reasonable attorneys’ fees and expenses. In the event of the termination of this Agreement, pursuant to Section 7.1, the Parties agree that for a period of one year from and after the Execution Date, neither Seller, on the one hand, nor the Buyer Parties, on the other hand, shall solicit for employment or hire any executive officers or other management level employees of the Regency Entities, in the case of the Buyer Parties, and the Buyer Parties, in the case of Seller, who were employed by such party within six months prior to the Execution Date. The restrictions in the preceding sentence regarding the prohibition on solicitations (as opposed to hires) shall not apply to any solicitation directed at the general public. Except to the extent otherwise provided in this Section 7.2, the Parties agree that, if this Agreement is terminated, the Parties shall have no liability to each other under or relating to this Agreement.
ARTICLE VIII
INDEMNIFICATION
     8.1 Indemnification by Seller. Subject to the terms of this Article VIII, from and after the Closing, Seller shall jointly and severally indemnify and hold harmless the Buyer Parties and their respective partners, members, managers, directors, officers, employees, consultants and permitted assigns (collectively, the “Buyer Indemnitees”), to the fullest extent permitted by Law, from and against any losses (excluding any loss in the value of the Regency

Common Units issued to ETE pursuant to the Contribution Agreement), claims, damages, liabilities and costs and expenses (including reasonable attorneys’ fees and expenses) (collectively, “Losses”) incurred, arising out of or relating to:
     (a) any breach of any of the representations or warranties (in each case, when made) of Seller contained in Article III or of the certification of a Responsible Officer of Seller delivered to the Buyer Parties pursuant to Section 6.2(c); and
     (b) any breach of any of the covenants or agreements of Seller contained in this Agreement.
provided however; that any liability of Seller under this Section 8.1 shall be satisfied at Seller’s option from (i) cash on hand; or (ii) by a redemption of the Convertible Preferred Units at a price based off the original issue price of the Convertible Preferred Units (subject to adjustment from time to time for stock dividends, stock splits, combinations of units, reorganizations, recapitalizations, reclassifications or other similar events occurring after the date hereof) plus all accrued and unpaid dividends (whether or not declared), in an amount equal to such Losses.
     8.2 Indemnification by the Buyer Parties. Subject to the terms of this Article VIII, from and after the Closing, the Buyer Parties shall jointly and severally indemnify and hold harmless Seller and its directors, officers, employees, consultants and permitted assigns (collectively, the “Seller Indemnitees” and, together with the Buyer Indemnitees, the “Indemnitees”), to the fullest extent permitted by Law, from and against Losses incurred, arising out of or relating to:
     (a) any breach of any of the representations or warranties (in each case, when made) of the Buyer Parties contained in this Agreement or of the certification of a Responsible Officer of the Buyer Parties delivered to Seller pursuant to Section 6.3(c); and
     (b) any breach of any of the covenants or agreements of the Buyer Parties contained in this Agreement.
     8.3 Limitations and Other Indemnity Claim Matters. Notwithstanding anything to the contrary in this Article VIII or elsewhere in this Agreement, the following terms shall apply to any claim for monetary damages arising out of this Agreement or related to the transactions contemplated hereby:
     (a) De Minimis. No indemnifying party (an “Indemnifying Party”) will have any liability under this Article VIII in respect of any individual claim involving Losses arising under Section 8.1(a) or Section 8.2(a) to any single Buyer Indemnitee or Seller Indemnitee, as applicable, of less than $125,000 (each, a “De Minimis Claim”). Notwithstanding the forgoing, this Section 8.3(a) shall not apply to Losses arising from any breach or inaccuracy of the representations or warranties set forth in Section 3.16 or Section 4.14.
     (b) Deductible.
     (i) Seller will not have any liability under Section 8.1(a) until the Buyer Indemnitees have suffered Losses in excess of in the aggregate $3,000,000 (the

“Deductible”) arising from Claims under Section 8.1(a) that are not De Minimis Claims, and then recoverable Losses claimed under Section 8.1(a) shall be limited to those that exceed the Deductible. Notwithstanding the forgoing, this Section 8.3(b)(i) shall not apply to Losses arising from any breach or inaccuracy of the representations or warranties set forth in Section 3.16.
     (ii) The Buyer Parties will not have any liability under Section 8.2(a) until the Seller Indemnitees have suffered Losses in excess of the Deductible arising from Claims under Section 8.2(a) that are not De Minimis Claims, and then recoverable Losses claimed under Section 8.2(a) shall be limited to those that exceed the Deductible. Notwithstanding the forgoing, this Section 8.3(b)(ii) shall not apply to Losses arising from any breach or inaccuracy of the representations or warranties set forth in Section 4.14.
     (c) Cap.
     (i) Seller’s aggregate liability under this Agreement and from the transactions contemplated hereby shall not exceed $45,000,000 (the “Cap”); provided that the limitation set forth in this Section 8.3(c)(i) shall not apply to Losses arising out of or relating to (A) any breach or inaccuracy of the representations and warranties set forth in Sections 3.1, 3.2, 3.5, 3.6 or 3.18 or (B) any breach of any covenants or agreements of Seller set forth in this Agreement that by their terms are to be performed after the Closing Date; provided, further, that in no event shall Seller’s aggregate liability arising under this Agreement and from the transactions contemplated hereby exceed $300,000,000.
     (ii) The Buyer Parties’ aggregate liability under this Agreement and from the transactions contemplated hereby shall not exceed the Cap; provided that the limitation set forth in this Section 8.3(c)(ii) shall not apply to Losses arising out of or relating to (A) any breach or inaccuracy of the representations and warranties set forth in Sections 4.1, 4.2 or 4.16 or (B) any breach of any covenants or agreements of the Buyer Parties set forth in this Agreement that by their terms are to be performed after the Closing Date; provided, further, that in no event shall the Buyer Parties’ aggregate liability arising under this Agreement and from the transactions contemplated hereby exceed $300,000,000.
     (d) Survival; Claims Period.
     (i) The representations, warranties, covenants and agreements of the Parties under this Agreement shall survive the execution and delivery of this Agreement and shall continue in full force and effect until the one-year anniversary of the Closing Date (the “Expiration Date”); provided that (i) the representations and warranties set forth in Sections 3.1 (Organization; Qualification), 3.2 (Authority; Enforceability), 3.4 (Governmental Approvals), 3.5 (Capitalization), 3.6 (Ownership of Acquired GP Interests), 3.18 (Brokers’ Fee), 3.22 (Matters Relating to Acquisition of the Convertible Preferred Units), 4.1 (Organization; Qualification), 4.2 (Authority; Enforceability; Valid Issuance), 4.4 (Governmental Approvals), 4.5 (Capitalization), 4.16 (Brokers’ Fee) and 4.19 (Matters Relating to Acquisition of Acquired GP Interests) shall survive indefinitely,

(ii) the representations and warranties set forth in Section 3.16 and Section 4.14 shall survive the execution and delivery of this Agreement and shall continue in full force and effect until ninety (90) days after the expiration of the applicable statute of limitations (which shall be deemed to be the Expiration Date with respect to such representations and warranties) and (iii) any covenants or agreements contained in this Agreement that by their terms are to be performed after the Closing Date shall survive until fully discharged.
     (ii) No action for a breach of any representation or warranty contained herein (other than representations or warranties that survive indefinitely pursuant to Section 8.3(d)(i)) shall be brought after the Expiration Date, except for claims of which a Party has received a Claim Notice setting forth in reasonable detail the claimed misrepresentation or breach of warranty with reasonable detail, prior to the Expiration Date.
     (e) Calculation of Losses. In calculating amounts payable to any Seller Indemnitee or Buyer Indemnitee (each such person, an “Indemnified Party”) for a claim for indemnification hereunder, the amount of any indemnified Losses shall be determined without duplication of any other Loss for which an indemnification claim has been made or could be made under any other representation, warranty, covenant, or agreement and shall be computed net of (i) payments actually recovered by the Indemnified Party under any insurance policy with respect to such Losses and (ii) any prior or subsequent actual recovery by the Indemnified Party from any Person with respect to such Losses.
     (f) Waiver of Certain Damages. Notwithstanding any other provision of this Agreement, in no event shall any Party be liable for punitive, special, indirect, consequential, remote, speculative or lost profits damages of any kind or nature, regardless of the form of action through which such damages are sought, except for any such damages recovered by any third party against an Indemnified Party in respect of which such Indemnified Party would otherwise be entitled to indemnification pursuant to the terms hereof.
     (g) Sole and Exclusive Remedy. Except for the assertion of any Claim based on fraud with the intent to deceive or willful misconduct, the remedies provided in this Article VIII shall be the sole and exclusive legal remedies of the Parties, from and after the Closing, with respect to this Agreement and the transactions contemplated hereby.
     8.4 Indemnification Procedures.
     (a) Each Indemnitee agrees that promptly after it becomes aware of facts giving rise to a claim by it for indemnification pursuant to this Article VIII, such Indemnitee must assert its claim for indemnification under this Article VIII (each, a “Claim”) by providing a written notice (a “Claim Notice”) to the Indemnifying Party allegedly required to provide indemnification protection under this Article VIII specifying, in reasonable detail, the nature and basis for such Claim (e.g., the underlying representation, warranty, covenant or agreement alleged to have been breached) and the amount (to the extent that the nature and amount of such Claim is known or reasonably ascertainable at such time, provided that such amount or estimated amount shall not be conclusive of the final amount, if any, of such Claim). Notwithstanding the foregoing, an Indemnitee’s failure to send or delay in sending a third party Claim Notice will not relieve the

Indemnifying Party from liability hereunder with respect to such Claim except to the extent the Indemnifying Party is prejudiced by such failure or delay and except as is otherwise provided herein, including in Section 8.3(d).
     (b) In the event of the assertion of any third party Claim for which, by the terms hereof, an Indemnifying Party is obligated to indemnify an Indemnitee, the Indemnifying Party will have the right, at such Indemnifying Party’s expense, to assume the defense of same including the appointment and selection of counsel on behalf of the Indemnitee so long as such counsel is reasonably acceptable to the Indemnitee. If the Indemnifying Party elects to assume the defense of any such third party Claim, it shall within 30 days of its receipt of the Claim Notice, notify the Indemnitee in writing of its intent to do so. The Indemnifying Party will have the right to settle or compromise or take any corrective or remediation action with respect to any such Claim by all appropriate proceedings, which proceedings will be diligently prosecuted by the Indemnifying Party to a final conclusion or settled at the discretion of the Indemnifying Party. The Indemnitee will be entitled, at its own cost, to participate with the Indemnifying Party in the defense of any such Claim. If the Indemnifying Party assumes the defense of any such third-party Claim but fails to diligently prosecute such Claim, or if the Indemnifying Party does not assume the defense of any such Claim, the Indemnitee may assume control of such defense and in the event it is determined pursuant to the procedures set forth in Article IX that the Claim was a matter for which the Indemnifying Party is required to provide indemnification under the terms of this Article VIII, the Indemnifying Party will bear the reasonable costs and expenses of such defense (including reasonable attorneys’ fees and expenses). Notwithstanding the foregoing, the Indemnifying Party may not assume the defense of the third-party Claim (but will be entitled at its own cost to participate with the Indemnified Party in the defense of any such Claim) if the potential damages under the third-party Claim could reasonably and in good faith be expected to exceed, in the aggregate when combined with all claims previously made by the Indemnified Party to the Indemnifying Party under this Article VIII, the maximum amount the Indemnifying Party may be liable pursuant to Section 8.3(c); provided, however, that to the extent the Parties are not in agreement with respect to the calculation of potential damages, the Indemnifying Party shall have the right to assume the defense of the third-party Claim in accordance herewith until the Parties have agreed or a final non-appealable judgment has been entered into, with respect to the determination of the potential damages.
     (c) Notwithstanding anything to the contrary in this Agreement, the Indemnifying Party will not be permitted to settle, compromise, take any corrective or remedial action or enter into an agreed judgment or consent decree, in each case, that subjects the Indemnified Party to any criminal liability, requires an admission of guilt or wrongdoing on the part of the Indemnified Party or imposes any continuing obligation on or requires any payment from the Indemnified Party without the Indemnified Party’s prior written consent.
     8.5 No Reliance.
     (a) THE REPRESENTATIONS AND WARRANTIES OF SELLER CONTAINED IN ARTICLE III CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF SELLER TO THE BUYER PARTIES IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. THE REPRESENTATIONS OF THE BUYER PARTIES CONTAINED IN ARTICLE IV CONSTITUTE THE SOLE AND

EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF THE BUYER PARTIES TO SELLER IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EXCEPT FOR SUCH REPRESENTATIONS AND WARRANTIES, NO PARTY NOR ANY OTHER PERSON MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO SUCH PARTY OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AND EACH PARTY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, WHETHER MADE BY SUCH PARTY OR ANY OF ITS AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES (INCLUDING WITH RESPECT TO THE DISTRIBUTION OF, OR ANY PERSON’S RELIANCE ON, ANY INFORMATION, DISCLOSURE OR OTHER DOCUMENT OR OTHER MATERIAL MADE AVAILABLE TO THE ANY PARTY IN ANY DATA ROOM, ELECTRONIC DATA ROOM, MANAGEMENT PRESENTATION OR IN ANY OTHER FORM IN EXPECTATION OF, OR IN CONNECTION WITH, THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT). EXCEPT FOR SUCH REPRESENTATIONS AND WARRANTIES, EACH PARTY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, PROJECTION, FORECAST, STATEMENT, OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO ANY OTHER PARTY OR ITS AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES (INCLUDING OPINION, INFORMATION, PROJECTION, OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO ANY PARTY OR ANY OFFICER, DIRECTOR, EMPLOYEE, AGENT OR REPRESENTATIVE OF SUCH PARTY OR ANY OF ITS AFFILIATES).
     (b) Except as provided in Sections 7.2, 8.1 and 8.2, no Party nor any Affiliate of a Party shall assert or threaten, and each Party hereby waives and shall cause such Affiliates to waive, any claim or other method of recovery, in contract, in tort or under applicable Law, against any Person that is not a Party (or a successor to a Party) relating to the transactions contemplated by this Agreement.
ARTICLE IX
GOVERNING LAW AND CONSENT TO JURISDICTION
     9.1 Governing Law. This Agreement shall be governed by and construed and interpreted in accordance with the Laws of the State of Delaware, without giving effect to the conflicts of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.
     9.2 Consent to Jurisdiction. The Parties irrevocably submit to the exclusive jurisdiction of (a) the Delaware Court of Chancery, and (b) any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), for the purposes of any Proceeding arising out of this Agreement or the transactions contemplated hereby (and each agrees that no such Proceeding relating to this Agreement or the transactions contemplated hereby shall be brought by it except in such courts). The Parties irrevocably and unconditionally waive (and agree not to plead or claim) any objection to the laying of venue of any Proceeding arising out of this Agreement or the transactions contemplated hereby in (i) the

Delaware Court of Chancery, or (ii) any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) or that any such Proceeding brought in any such court has been brought in an inconvenient forum. Each of the Parties hereto also agrees that any final and non-appealable judgment against a Party hereto in connection with any Proceeding shall be conclusive and binding on such Party and that such award or judgment may be enforced in any court of competent jurisdiction, either within or outside of the United States. A certified or exemplified copy of such award or judgment shall be conclusive evidence of the fact and amount of such award or judgment.
     9.3 Waiver of Jury Trial. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY ACTION OR PROCEEDING TO ENFORCE OR TO DEFEND ANY RIGHTS UNDER THIS AGREEMENT SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.
ARTICLE X
GENERAL PROVISIONS
     10.1 Amendment and Modification. This Agreement may be amended, modified or supplemented only by written agreement of the Parties hereto.
     10.2 Waiver of Compliance; Consents. Except as otherwise provided in this Agreement, any failure of any of the Parties to comply with any obligation, covenant, agreement or condition in this Agreement may be waived by the Party or Parties entitled to the benefits thereof only by a written instrument signed by the Party or Parties granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
     10.3 Notices. Any notice, demand or communication required or permitted under this Agreement shall be in writing and delivered personally, by reputable overnight delivery service or other courier or by certified mail, postage prepaid, return receipt requested, and shall be deemed to have been duly given (a) as of the date of delivery if delivered personally or by overnight delivery service or other courier or (b) on the date receipt is acknowledged if delivered by certified mail, addressed as follows; provided that a notice of a change of address shall be effective only upon receipt thereof:
If to Seller to:
Regency GP Acquirer LP
c/o GE Energy Financial Services
800 Long Ridge Road
Stamford, Connecticut 06927
Telephone: (203) 316-7355
Facsimile: (203) 961-2606
Attention: Portfolio-Regency

With a copy (not itself constituting notice) to:
Regency GP Acquirer LP
c/o GE Energy Financial Services
800 Long Ridge Road
Stamford, Connecticut 06927
Telephone: (203) 357-4151
Facsimile: (203) 357-6632
Attention: General Counsel
and
Latham & Watkins LLP
885 Third Avenue
New York, New York 10022
Telephone: (212) 906-1259
Facsimile: (212) 751-4864
Attention: Charles E. Carpenter
If to the Buyer Parties to:
Energy Transfer Equity, L.P.
3738 Oak Lawn
Dallas, Texas 75219
Telephone: (832) 668-1210 or (214) 981-0763
Facsimile: (832) 668-1127
Attention: General Counsel
and
Vinson & Elkins LLP
2500 First City Tower
1001 Fannin, Suite 2500
Houston, Texas 77007
Telephone: (713) 758-3613
Facsimile: (713) 615-5725
Attention: Douglas E. McWilliams
     10.4 Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their successors and permitted assigns. No Party may assign or transfer this Agreement or any of its rights, interests or obligations under this Agreement without the prior written consent of the other Parties. Any attempted assignment or transfer in violation of this Agreement shall be null, void and ineffective.
     10.5 Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the Parties hereto and their respective successors and assigns. Except as provided in Sections 8.1 and 8.2, none of the provisions of this Agreement shall be for the benefit of or enforceable by any third party, including any creditor of any Party or any of their Affiliates. No such third party shall obtain any right under any provision of this Agreement or shall by reasons of any such provision make any claim in respect of any liability (or otherwise) against any other Party.
     10.6 Entire Agreement. Except for the Confidentiality Agreement which shall survive the execution of this Agreement, this Agreement and the other transaction documents constitute the entire agreement and understanding of the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both oral and written, among the Parties or between any of them with respect to such subject matter.
     10.7 Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.
     10.8 Representation by Counsel. Each of the Parties agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and the documents referred to herein, and that it has executed the same upon the advice of such independent counsel. Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto shall be deemed the work product of the Parties and may not be construed against any Party by reason of its preparation. Therefore, the Parties waive the application of any Law providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.
     10.9 Disclosure Schedules. The inclusion of any information (including dollar amounts) in any section of the Seller Disclosure Schedule or the Buyers Disclosure Schedule shall not be deemed to be an admission or acknowledgment by a Party that such information is required to be listed on such section of the Seller Disclosure Schedule or the Buyers Disclosure Schedule or is material to or outside the ordinary course of the business of such Party or the Person to which such disclosure relates. The information contained in this Agreement, the Exhibits and the Schedules is disclosed solely for purposes of this Agreement, and no information contained in this Agreement, the Exhibits or the Schedules shall be deemed to be an admission by any Party to any third Person of any matter whatsoever (including any violation of a legal requirement or breach of contract). The disclosure contained in one disclosure schedule contained in the Seller Disclosure Schedule or Buyer Disclosure Schedule may be incorporated by reference into any other disclosure schedule contained therein, and shall be deemed to have been so incorporated into any other disclosure schedule so long as it is readily apparent on its face that the disclosure is applicable to such other disclosure schedule.

     10.10 Facsimiles; Counterparts. This Agreement may be executed by facsimile signatures by any Party and such signature shall be deemed binding for all purposes hereof, without delivery of an original signature being thereafter required. This Agreement may be executed in one or more counterparts, each of which, when executed, shall be deemed to be an original and all of which together shall constitute one and the same document.
[Signature page follows.]

     IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed by its respective duly authorized officers as of the date first above written.

REGENCY GP ACQUIRER LP
By:	REGENCY GP HOLDO I LLC, its
general partner

By:	AIRCRAFT SERVICES CORPORATION, its
managing member

By:	/s/ Mark Mellana
Mark Mellana,
Authorized Signatory

ENERGY TRANSFER EQUITY, L.P.
By:	LE GP, LLC, its general partner

By:	/s/ John W. McReynolds
John W. McReynolds,
President and Chief Financial Officer

ETE GP ACQUIRER LLC
By:	/s/ Martin Salinas, Jr.
Martin Salinas, Jr.,
Chief Financial Officer

Signature Page to General Partner Purchase Agreement

EXHIBIT A
     “Acquired GP Interests” is defined in the recitals to this Agreement.
     “Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a specified Person. A Person shall be deemed to control another Person if such first Person possesses, directly or indirectly, the power to direct, or cause the direction of, the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise.
     “Agreement” is defined in the preamble to this Agreement.
     “Assignment of Interests” is defined in Section 2.3(a)(i).
     “Audit Firm” means the independent accounting firm regularly engaged by Seller to review their quarterly financial statements and provide an audit report with respect to their annual financial statements.
     “Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in the State of New York are authorized or obligated to be closed by applicable Laws.
     “Buyer” is defined in the preamble to this Agreement.
     “Buyer Indemnities” is defined in Section 8.1.
     “Buyer Parties” is defined in the preamble to this Agreement.
     “Buyers Disclosure Schedule” means the disclosure schedule to this Agreement prepared by the Buyer Parties and delivered to Seller on the Execution Date.
     “Claim” is defined in Section 8.4(a).
     “Claim Notice” is defined in Section 8.4(a).
     “Closing” is defined in Section 2.2.
     “Closing Date” is defined in Section 2.2.
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Competing Proposal” is defined in Section 5.9(c).
     “Confidentiality Agreement” means that certain Confidentiality and Non-Disclosure Agreement, dated as of February 8, 2010, by and among ETE, ETP and GE Energy Financial Services, Inc.
     “Contract” means any written agreement, lease, license, note, evidence of indebtedness, mortgage, security agreement, understanding, instrument or other legally binding arrangement.
     “Control” means, where used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of Voting Interests, by contract or otherwise, and the terms “Controlling” and “Controlled” have correlative meanings.
     “Convertible Preferred Units” is defined in the recitals to this Agreement.
     “Creditors’ Rights” is defined in Section 3.2(b).

1

     “De Minimis Claim” is defined in Section 8.3(a).
     “Deductible” is defined in Section 8.3(b)(i).
     “Delaware LLC Act” means the Delaware Limited Liability Company Act, as amended from time to time.
     “Delaware LP Act” means the Delaware Revised Uniform Limited Partnership Act, as amended from time to time.
     “Environmental Laws” means any and all Laws pertaining to prevention of pollution, protection of the environment (including natural resources), remediation of contamination and workplace health and safety.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
     “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b),(c), (m) or (o) of the Code or Section 4001(b)(l) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to section 4001(a)(14) of ERISA.
     “ETC II” is defined in the recitals to this Agreement.
     “ETC III” is defined in the recitals to this Agreement.
     “ETE” is defined in the preamble to this Agreement.
     “ETE Benefit Plans” is defined in Section 4.15.
     “ETE Common Units” means a common unit representing a limited partner interest in ETE.
     “ETE Credit Agreement” means that certain Credit Agreement dated February 8, 2006 between ETE and Wachovia Bank, National Association, as administrative agent as amended from time to time.
     “ETE Entities” means ETE and all Subsidiaries of ETE.
     “ETE Financial Statements” are defined in Section 4.9(c).
     “ETE Material Adverse Effect” means any Material Adverse Effect in respect to the ETE Entities taken as a whole.
     “ETE Partnership Agreement” means the Third Amended and Restated Agreement of Limited Partnership of Energy Transfer Equity, L.P., as amended from time to time.
     “ETE SEC Documents” is defined in Section 4.9(a).
     “ETP” is defined in the recitals to this Agreement.
     “ETP Common Units” means a common unit representing a limited partner interest in ETP.
     “ETP GP Interest” is defined in Section 4.5(h).
     “ETP GP LLC” means Energy Transfer Partners, L.L.C., a Delaware limited liability company.
     “ETP GP LP” means Energy Transfer Partners GP, L.P., a Delaware limited partnership.

     “ETP GP LP Interests” is defined in Section 4.5(h).
     “ETP Incentive Distribution Rights” means the “Incentive Distribution Rights” as such term is defined in the ETP Partnership Agreement.
     “ETP Partnership Agreement” means the Amended and Restated Agreement of Limited Partnership of Energy Transfer Partners, L.P. as amended from time to time.
     “ETP Redemption Agreement” is defined in the recitals to this Agreement.
     “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
     “Execution Date” is defined in the preamble to this Agreement.
     “Expiration Date” is defined in Section 8.3(d)(i).
     “FERC” means the Federal Energy Regulatory Commission of the United States of America.
     “Fraud” means actual fraud involving a knowing and intentional misrepresentation of a material fact.
     “GAAP” means generally accepted accounting principles in the United States of America.
     “GECC Names and Marks” means the names or marks of GECC or any of its Affiliates, including “GE” (in block letters or otherwise), the GE monogram, “General Electric Company” and “General Electric,” either alone or in combination with other words and all marks, trade dress, logos, monograms, domain names and other source identifiers confusingly similar to or embodying any of the foregoing either alone or in combination with other words; provided, however, that “GECC Names and Marks” shall not include the names or marks of Regency or any of its Subsidiaries, including “Regency” or “Regency Energy Partners,” either alone or in combination with other words and all marks, trade dress, logos, monograms, domain names and other source identifiers confusingly similar to or embodying any of the foregoing either alone or in combination with other words.
     “Governance Policies” means policies designed to address conflicts of interest, non-overlapping director positions, confidential information and other related matters.
     “Governmental Authority” means any executive, legislative, judicial, regulatory or administrative agency, body, commission, department, board, court, tribunal, arbitrating body or authority of the United States or any foreign country, or any state, local or other governmental subdivision thereof.
     “Hazardous Substances” means each substance, waste or material regulated, defined, designated or classified as a hazardous waste, hazardous substance, hazardous material, pollutant, contaminant or toxic substance under any Environmental Law.
     “Indemnified Party” is defined in Section 8.3(e).
     “Indemnifying Party” is defined in Section 8.3(a).
     “Indemnitees” is defined in Section 8.2.
     “Intellectual Property” means patents, trademarks, copyrights, and trade secrets.

     “Knowledge” means (a) with respect to Seller, the actual knowledge of James F. Burgoyne, Daniel R. Castagnola, Mark T. Mellana and Brian P. Ward, and (b) with respect to the Buyer Parties, the actual knowledge of John W. McReynolds and Sonia Aube.
     “Law” means any law, statute, code, ordinance, order, rule, rule of common law, regulation, judgment, decree, injunction, franchise, permit, certificate, license or authorization of any Governmental Authority.
     “LEGP Interest” is defined in Section 4.5(e).
     “LEGPLLC” is defined in Section 4.5(e).
     “Lien” means, with respect to any property or asset, (i) any mortgage, pledge, security interest, lien or other similar property interest or encumbrance in respect of such property or asset, and (ii) any easements, rights-of-way, restrictions, restrictive covenants, rights, leases and other encumbrances on title to real or personal property (whether or not of record).
     “Losses” is defined in Section 8.1.
     “Master Services Agreement” is defined in the recitals to this Agreement.
     “Material Adverse Effect” means, with respect to any Person, any change, event or development that is materially adverse to the business, assets, financial condition, or operations of such Person and its Subsidiaries, taken as a whole; provided, however, that, a Material Adverse Effect shall not be deemed to have occurred as a result of any of the following changes, events or developments (either alone or in combination): (a) any change in general economic, political or business conditions (including any effects on the economy arising as a result of acts of terrorism); (b) any change in oil or natural gas commodity prices; (c) any change affecting the natural gas transportation industry generally but which does not have a materially disproportionate impact on the business of such Person and its Subsidiaries; (d) any change in accounting requirements or principles imposed by GAAP or any change in Law after the Execution Date but which does not, in each case, have a materially disproportionate impact on the business of such Person and its Subsidiaries; (e) any change resulting from the execution of this Agreement or the announcement of the transactions contemplated hereby; or (f) any change resulting from compliance by such Person with the terms of this Agreement or from any action by such Person that is expressly permitted by this Agreement.
     “MEP Contribution” is defined in the recitals to this Agreement.
     “MEP Contribution Agreement” is defined in the recitals to this Agreement.
     “Operating Subsidiaries” means Regency Gas Services LP, a Delaware limited partnership and all other Subsidiaries of Regency.
     “Organizational Documents” means, with respect to any Person, the articles of incorporation, certificate of incorporation, certificate of formation, certificate of limited partnership, bylaws, limited liability company agreement, operating agreement, partnership agreement, stockholders’ agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of such Person, including any amendments thereto.
     “Owned Units” are defined in Section 4.5(i).
     “Party” and “Parties” are defined in the preamble of this Agreement.

     “Permits” means all permits, approvals, consents, licenses, franchises, exemptions and other authorizations, consents and approvals of or from Governmental Authorities.
     “Permitted Liens” means, with respect to any Person, (a) statutory Liens for current Taxes applicable to the assets of such Person or assessments not yet delinquent or the amount or validity of which is being contested in good faith and for which adequate reserves have been established in accordance with GAAP; (b) mechanics’, carriers’, workers’, repairers’, landlords’ and other similar liens arising or incurred in the ordinary course of business of such Person relating to obligations as to which there is no default on the part of such Person, (c) Liens as may have arisen in the ordinary course of business of such Person, none of which are material to the ownership, use or operation of the assets of such Person; (d) any state of facts which an accurate on the ground survey of any real property of such Person would show, and any easements, rights-of-way, restrictions, restrictive covenants, rights, leases, and other encumbrances on title to real or personal property filed of record that do not materially detract from the value of or materially interfere with the use and operation of any of the assets of such Person; (e) statutory Liens for obligations that are not delinquent, (f) Liens encumbering the fee interest of those tracts of real property encumbered by Rights-of-Way, (g) legal highways, zoning and building laws, ordinances and regulations, that do not materially detract from the value of or materially interfere with the use of the assets of such Person in the ordinary course of business and (h) any Liens with respect to assets of such Person, which, together with all other Liens, do not materially detract from the value of such Person or materially interfere with the present use of the assets owned by such Person or the conduct of the business of such Person.
     “Person” means any natural person, corporation, limited partnership, general partnership, limited liability company, joint stock company, joint venture, association, company, estate, trust, bank trust company, land trust, business trust, or other organization, whether or not a legal entity, custodian, trustee-executor, administrator, nominee or entity in a representative capacity and any Governmental Authority.
     “Preceding Quarter” is defined in Section 2.4(b).
     “Pre-Closing Tax” is defined in Section 5.12(a).
     “Proceeding” means any civil, criminal or administrative actions, suits, investigations or other proceedings.
     “Redemption and Exchange” is defined in the recitals to this Agreement.
     “Regency” is defined in the recitals to this Agreement.
     “Regency Benefit Plans” is defined in Section 3.17(a)(ii).
     “Regency Common Unit” means a common unit representing a limited partner interest in Regency.
     “Regency Credit Agreement” means the Fifth Amended and Restated Credit Agreement dated as of March 4, 2010, by and among Regency, Wachovia Bank, National Association as Administrative Agent and the lenders party thereto, as amended from time.
     “Regency Entities” means Regency, RGPLP, RGPLLC and the Operating Subsidiaries, collectively.
     “Regency Financial Statements” is defined in Section 3.10(c).

     “Regency GP Entities” means RGPLP and RGPLLC.
     “Regency GP Interest” is defined in Section 3.5(e).
     “Regency GP LP Interests” is defined in Section 3.5(e).
     “Regency Incentive Distribution Rights” means the “Incentive Distribution Rights” as such term is defined in the Regency Partnership Agreement.
     “Regency Material Adverse Effect” means any Material Adverse Effect in respect of the Regency Entities taken as a whole.
     “Regency Material Contracts” is defined in Section 3.13(b).
     “Regency Partnership Agreement” means that certain Amended and Restated Agreement of Limited Partnership of Regency Energy Partners LP, dated as of February 3, 2006, between RGPLP, as the General Partner, and Seller, as the Organizational Limited Partner, together with any other Persons who become Partners in the Partnership or parties thereto as provided therein, as amended by that Amendment No. 1 to Agreement of Amended and Restated Agreement of Limited Partnership of Regency Energy Partners LP, dated as of August 15, 2006, between RGPLP, as the General Partner, as further amended by that Amendment No. 2 to Amended and Restated Agreement of Limited Partnership of Regency Energy Partners LP, dated as of September 21, 2006, between RGPLP, as the General Partner.
     “Regency SEC Documents” is defined in Section 3.10(a).
     “Regency Series A Unit” is defined in Section 3.5(g).
     “Registration Rights Agreement” is defined in Section 2.3(a)(vii).
     “Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping, or disposing.
     “Representatives” is defined in Section 5.3.
     “Responsible Officer” means, with respect to any Person, any vice-president or more senior officer of such Person.
     “RGPLLC” is defined in the recitals to this Agreement.
     “RGPLP” is defined in the recitals to this Agreement.
     “Rights-of-Way” means easements, rights-of-way and similar real estate interests.
     “RIGS Contribution” is defined in the preamble to this Agreement.
     “RIGS HPC” is defined in the preamble to this Agreement.
     “SEC” is defined in Section 3.10(a).
     “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
     “Seller” is defined in the preamble to this Agreement.
     “Seller Indemnitees” is defined in Section 8.2.

     “Seller Disclosure Schedule” means the disclosure schedule to this Agreement prepared by Seller and delivered to the Buyer Parties on the Execution Date.
     “Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which a majority of the Voting Interests are at the time owned or Controlled directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; provided that for purposes of this Agreement, RIGS HPC and any of its Subsidiaries shall be deemed to be Subsidiaries of Regency.
     “Tax” means (a) any tax, charge, fee, levy, penalty or other assessment imposed by any United States federal, state, local or foreign taxing authority, including any excise, property, income, sales, transfer, margin, franchise, payroll, withholding, social security or other tax, including any interest, penalties or additions attributable thereto, whether disputed or not; and (b) any liability for the payment of any amounts of the type described in clause (a) as a result of being a member of a consolidated, combined or unitary group for any period; and (c) any liability of for the payment of any amounts of the type described in clause (a) or (b) as a result of the operation of law or any express or implied obligation to indemnify any other Person.
     “Tax Return” means any return, report, information return, declaration, claim for refund or other document (including any related or supporting information or schedules) supplied or required to be supplied to any authority with respect to Taxes and including any supplement or amendment thereof.
     “Termination Date” is defined in Section 7.1(c).
     “Third Amendment” is defined in the recitals to this Agreement.
     “Transaction Agreements” means, collectively, this Agreement, the ETP Redemption Agreement and MEP Contribution Agreement.
     “Transfer Taxes” is defined in Section 5.12(b).
     “Treasury Regulations” means the regulations (including temporary regulations) promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, similar or substitute, temporary or final Treasury Regulations.
     “Voting Interests” of any Person as of any date means the equity interests of such Person pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers, general partners or trustees of such Person (regardless of whether, at the time, equity interests of any other class or classes shall have, or might have, voting power by reason of the occurrence of any contingency) or, with respect to a partnership (whether general or limited), any general partner interest in such partnership.